Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended February 28, 2013

May 29, 2013

TABLE OF CONTENTS

Basis of Presentation	1
Cautionary Note Regarding Forward-Looking information	1
Corporate Structure	4
General Development of the Business	5
Recent Developments	11
Business of the Corporation	15
Risk Factors	36
Dividends	49
Description of the Share Capital	50
Market for Securities	51
Directors and Officers	52
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	54
Legal Proceedings and Regulatory Actions	55
Interest of Management and Others in Material Transactions	55
Transfer Agents and Registrars	55
Material Contracts	55
Interest of Experts	55
Report on Audit Committee	55
Additional Information	57
Schedule “A” Charter of the Audit Committee of the Board of Directors	A-1

BASIS OF PRESENTATION

As used in this annual information form, or AIF, unless the context otherwise requires, references to “Neptune”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Neptune Technologies & Bioressources Inc. and its subsidiaries, references to “Acasti” refer to Acasti Pharma Inc. and references to “NeuroBio” refer to NeuroBioPharm Inc.

Market data and certain industry data and forecasts included in this AIF were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. Neptune has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Neptune has not independently verified any of the data from third-party sources, nor has Neptune ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which Neptune believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, Neptune does not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this AIF. While Neptune is not aware of any misstatements regarding Neptune’s industry data presented herein, Neptune’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this AIF. While Neptune believes its internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This AIF may only be used for the purpose for which it has been published.

Unless otherwise noted, in this annual information form, all information is presented as of February 28, 2013. All references in this annual information form to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this AIF includes, but is not limited to, information or statements about:

•	Neptune’s ability to generate revenue through the successful execution of its action plan, or the Plan, to resume operations and progressively supply customer demands until such time that Neptune is able to resume production, which Plan is described under “Recent Developments”;

•	Neptune’s ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demands as a result of these third party supply and production agreements;

•	Neptune’s ability to reconstruct an operational production facility in Sherbrooke, Québec, the timing and cost of completion of the reconstruction project, and the amount of production capacity for krill oil at the facility;

•	Neptune’s ability, and the ability of its distribution partners, to continue to successfully commercialize krill oil products and to maintain a market share position for krill oil products, and the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States and elsewhere;

•	Neptune’s ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;

•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;

•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;

•	Neptune’s estimates of the size of the potential markets for NKO® and EKO™ and its product candidates and the rate and degree of market acceptance of EKO™ and NKO® and its product candidates;

•	Neptune’s ability to obtain financing, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;

•	Neptune’s ability to recover all available insurance proceeds relating to the incident at its production plant under its various insurance policies;

•	Neptune’s ability to use the net proceeds from its public offering, or the Public Offering, for the purposes identified in Neptune’s prospectus dated September 19, 2012;

•	the benefits of NKO® and EKO™ and its product candidates as compared to other products in the nutraceutical and pharmaceutical markets; and

•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•	the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter into third-party arrangements for the supply or production of krill oil products;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;

•	plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;

•	plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals in a timely manner;

•	expenses in product development or in supporting the pharmaceutical development of Neptune’s two subsidiaries, Acasti and NeuroBio, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;

•	Neptune’s strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have the required resources to support the production of Neptune’s products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and

•	Neptune’s Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this AIF under the heading “Risk Factors”, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	the risks relating to the incident at Neptune’s production plant, including the risks associated with the execution of the Plan;

•	the Corporation’s history of net losses and inability to achieve profitability;

•	the successful commercialization of Neptune’s products, including NKO® and EKO™;

•	changes in regulatory requirements and interpretations of regulatory requirements;

•	the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials

•	the Corporation’s reliance on a limited number of distributors;

•	the Corporation’s ability to manage its growth efficiently;

•	the Corporation’s ability to further penetrate core or new markets;

•	the Corporation’s ability to attract and retain skilled labor;

•	the Corporation’s ability to attract, hire and retain key management and personnel;

•	the success of current and future clinical trials by the Corporation and its subsidiaries;

•	the Corporation’s ability to achieve its publicly announced milestones on time;

•	product liability lawsuits brought against the Corporation and its subsidiaries;

•	intense competition from other companies in the pharmaceutical and nutraceutical industry;

•	the Corporation’s ability to secure and defend its intellectual property rights; and

•	the fact that the Corporation does not currently intend to pay any cash dividends on its common shares in the foreseeable future.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this AIF.

CORPORATE STRUCTURE

Corporation Overview

Neptune was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec). On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). Neptune is now governed by the Business Corporations Act (Québec). On May 30, 2000, the articles of the Corporation were amended in order to proceed with the restructuring of the Corporation’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Corporation converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into common shares. On May 11, 2001, the Corporation amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune’s head office and registered office is located at 545, Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3. The Corporation’s website address is www.neptunebiotech.com. The Corporation is also the owner of the websites www.mynko.com and www.neptunekrilloil.com.

Intercorporate Relationships

Neptune has two wholly-owned subsidiaries, Neptune Technologies & Bioressources USA Inc., or Neptune USA, and Neptune Technologies & Bioressources Hong Kong Limited, or Neptune Hong Kong, and two majority-owned subsidiaries, Acasti and NeuroBio. As of the date of this AIF, Neptune owns 57% of the voting rights attached to the securities of Acasti and 96% of the voting rights attached to the securities of NeuroBio. See “Corporate Structure - Corporate Structure Diagram”.

Acasti was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) under the name 9113-0310 Québec Inc. and, prior to its partial spin-off in 2008, was a wholly-owned subsidiary of Neptune. The common shares of Acasti are listed and posted for trading on the TSX Venture Exchange, or TSXV, under the symbol “APO” and on the NASDAQ Stock Market, or NASDAQ, under the symbol “ACST”. Acasti is a company involved in the pharmaceutical industry.

NeuroBio was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) under the name Neurovimer Pharma Inc. NeuroBio is also a company involved in the pharmaceutical industry.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware and Neptune Hong Kong was incorporated on May 3, 2012 under the laws of Hong Kong. Neptune USA and Neptune Hong Kong do not carry on an active business at this time.

Corporate Structure Diagram

As of the date of this AIF, Neptune owns 41,425,933 Class A shares of Acasti, which are common shares, representing approximately 57% of Class A shares issued and outstanding and 57% of the voting rights attached to the securities of Acasti. Acasti Class A shares (common shares) are voting, participating and with no par value. Neptune also owns a warrant entitling it to acquire 6,750,000 Class A shares of Acasti, subject to the final approval of the TSXV and the approval of the disinterested shareholders of Acasti at their next annual meeting. See “Business of the Corporation - Intellectual Property - Terms of the License Granted to Acasti”.

As of the date of this AIF, Neptune holds 96% of the voting rights attached to the securities of NeuroBio through the holding of 6,500,990 Class A subordinate voting shares of NeuroBio, representing approximately 76% of the Class A subordinate voting shares issued and outstanding, 2,475,000 Class B multiple voting shares of NeuroBio, representing 99% of Class B multiple voting shares issued and outstanding, 17,325,000 Class G non-voting shares of NeuroBio, representing 99% of Class G non-voting shares issued and outstanding, and 25,740,000 Class H subordinate voting shares of NeuroBio, representing 99% of Class H subordinate voting shares issued and outstanding. As of the date of this AIF, Neptune also holds warrants of NeuroBio, namely 1,940,000 Series 2011-1 warrants, 1,865,574 Series 2011-2 warrants and 1,786,497 Series 2011-3 warrants to purchase 5,592,071 Class A subordinate voting shares of NeuroBio. On October 31, 2012, 2,000,000 Class A subordinate voting shares and 4,000,000 Series 2011-1 warrants of NeuroBio held by Neptune were distributed to Neptune’s shareholders by way of a dividend-in-kind. See “General Development of the Business - Fiscal Year Ended February 28, 2013”.

Reorganization of the Share Capital of NeuroBio

On April 12, 2011, NeuroBio proceeded with the following transactions affecting its capital structure: (i) NeuroBio consolidated all classes of its capital stock on a 2:1 basis; (ii) NeuroBio exchanged the resulting 50 Class A shares for 1,000 new Class A subordinate voting shares, 26,000,000 Class H subordinate voting shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants; (iii) NeuroBio exchanged the resulting 17,500,000 Class C non-voting shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G non-voting shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants; and (iv) NeuroBio converted its accounts payable to Neptune in the amount of approximately $850,000 into 8,500,000 Class A subordinate voting shares.

The purpose of the transaction was to establish and freeze the estimated fair value of NeuroBio for its shareholder. Following the transaction, the valuation of the Class A subordinate voting shares was determined by the last transaction of NeuroBio; which is the conversion of its account payable to Neptune into 8,500,000 Class A subordinate voting shares, at $0.10 per share.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal Year Ended February 28, 2011

During the fiscal year ended February 28, 2011, Neptune increased its annual maximum production of krill oil from 100,000 kilograms to a maximum of 130,000 kilograms. See “Business of the Corporation - Manufacturing and Facilities”. During the first quarter, prior to its graduation to the Toronto Stock Exchange, or TSX, Neptune was named as one of the TSX Venture 50, a ranking of strong performers on the TSX Venture Exchange.

Also during the fiscal year ended February 28, 2011, Neptune launched EKO™ at Health Ingredient Europe 2010 in Madrid. See “NKO® and EKO™ – Our Lead Products”. During the second quarter, Neptune appointed two investor relations firms, The Howard Group and CEOcast, in order to increase Neptune’s visibility toward the investment community in Canada and the United States, respectively.

On March 9, 2010, Neptune filed an appeal with the European Patent Office’s Board of Appeal contesting a 2009 decision of the European Patent Office regarding the European composition of phospholipids and use patent #1417211. See “Business of the Corporation - Economic Dependence/Litigation”.

During the third quarter, Neptune completed a non-brokered private placement of $2,647,000 through the offering of common shares at a price of $1.85. Two institutional investors participated in the financing. Also during the third quarter, Health Canada approved therapeutic and risk reduction claims for NKO®, among the strongest of which was the claim that products providing 1-3g EPA and DHA per day (amounting to 3-10g of fish oil per day, or 6-20 softgels) help to reduce serum triglycerides, compared to four NKO® 500mg softgels previously approved for the same indication. Health Canada approved a claim for NKO® for cholesterol with a decrease of LDL (“bad cholesterol”) and increase of HDL (“good cholesterol”) using only two softgels per day as well as an anti-inflammatory claim using only one softgel per day and a specific claim for premenstrual syndrome.

Fiscal Year Ended February 29, 2012

During the fiscal year ended February 29, 2012, Neptune continued its investor relations efforts to increase Neptune’s visibility toward the investment community in Canada and the United States, with the objective of reaching higher trading volumes. Neptune presented at the 23rd annual Roth OC Growth Stock Conference in California. Over 400 companies selected by Roth Capital Partners were presenting at the conference and over 1,000 buy-side investors attended the conference. On the research and development front, Neptune presented at the 2011 Scientific Sessions of the American Heart Association its clinical results on the absorption of NKO® compared to competitive products. Neptune sustained its research initiatives by investing in product development, preclinical and clinical studies to validate the health benefits of its products.

On May 3, 2011, Neptune completed a non-brokered private placement of $12,438,000 through the offering of common shares at a price of $2.15 (US$2.25) plus 25% warrant coverage at $2.65 (US$2.75). In total, Neptune issued 5,787,057 common shares and 1,446,265 warrants. Following the end of the first quarter, officers and directors of Neptune exercised 550,000 options a strike price of $2.60, representing an amount of $1,430,000 in aggregate cash proceeds.

Also in May 2011, Neptune announced that it and its marine derived products successfully completed an extensive review of key environmental claims by NSF International. See “Business of the Corporation - Supply of Krill”.

In the second quarter, Neptune appointed Raj Nakra Associates as an agent for the Indian market. Neptune also finalized agreements with two major U.S. distributors to sell NKO® through their well-established network of U.S. national retailers and wholesalers.

In July 2011, Neptune appointed to its board of directors Dr. Anthony Holler, the former CEO of ID Biomedical, a company dedicated to the commercial development of medical products and technologies for the diagnosis, treatment and prevention of human infectious diseases. In 2011, Neptune also welcomed Mr. Michel Chartrand, a member of Neptune’s board of directors since 2005, as Chief Operating Officer.

On November 28, 2011, Neptune’s common shares started trading on the TSX following Neptune’s migration from the TSXV. In December 2011, Neptune announced the first phase of the currently underway expansion project of its Sherbrooke plant. See “Business of the Corporation - Manufacturing and Facilities”.

In September 2011, Neptune announced the conclusion of a memorandum of understanding, or MOU, with Shanghain KaiChuang Deep Sea Fisheries Co., Ltd., or SKFC, to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation, or SFGC, a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antartic Ocean. The MOU is subject to further negociations and to approval by the boards of each party as well as by Chinese regulators.

On October 4, 2011, the Corporation filed Complaints against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc. and Schiff Nutrition International Inc. (Aker et al.) and against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC and Azantis Inc. Both Complaints were for the infringement of the Corporation’s US patent 8,030,348 and for damages. See “Business of the Corporation - Economic Dependence/Litigation”.

On December 21, 2011, the Corporation received a motion filed by the University of Sherbrooke, asking the Court to order the transfer of certain intellectual property to Neptune. See “Business of the Corporation - Economic Dependence/Litigation”.

In February 2012, Neptune announced that Jamieson Laboratories was initiating commercialization of NKO® in the Canadian food, drug and mass market retail channel coast to coast. Jamieson, Canada’s largest manufacturer and distributor of dietary supplements, celebrates its 90th history in 2012 and offers more than 250 different products in over 7,000 stores in Canada.

Fiscal Year Ended February 28, 2013

Prior to the incident that destroyed Neptune’s production plant located in Sherbrooke, Québec on November 8, 2012, the Corporation continued to expand its customer base worldwide and revenue growth was driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

In the first quarter, from March 11 to 14, 2012, Neptune attended the 24th annual Roth OC Growth Stock Conference in California. Neptune also took that opportunity to make a presentation at The Ritz Carlton in Laguna Niguel, California on March 12, 2012 in front of a large number of buy-side investors.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in Engredea/Natural Products Expo West in Anaheim on March 9th-11th, 2012 and in Vitafoods Europe in Geneva on May 22nd-24th, 2012.

On March 27, 2012, Neptune appointed Platinum VIII Investments & Media LLC as investor relations firm for the United States. Neptune entered into an investor relations agreement with Platinum to develop and implement a capital markets program for the United States. The term of the agreement was for a period of six months. In addition to a fee of $10,000 per month, Platinum was granted options to purchase an aggregate total of 150,000 common shares of Neptune at a price of $3.15 per share. The options vest in equal amounts at the rate of 15% per quarter and have a three-year term expiring on March 23, 2015.

Also on March 27, 2012, Neptune entered into a multi-year partnership with former NFL (National Football League) Super Bowl Champion and Hall-of Fame quarterback, John Elway. John Elway retired in 1999 and statistically was the second most prolific passer in NFL history. He is currently Executive Vice President of Football Operations for the Denver Broncos in addition to being part owner of four successful Elway’s Restaurants and the same number of automobile dealerships bearing his name. The compensation package is a combination of cash payment as well as stock options over the contractual period.

On May 10, 2012, Mr. Elway along with Neptune’s team, attended the SupplySide MarketPlace Trade show at the Javits Center in New York City. Mr. Elway took this opportunity to meet with investors and partners and also stopped at Neptune’s booth to meet with participants at the show. This was the first of many public appearances of John Elway as Neptune’s ambassador.

On April 11, 2012, Neptune’s Board of Directors, as part of its annual review of direct and indirect remunerations, confirmed the grants of a total of 1,580,000 incentive stock options of Neptune and 730,000 rights on NeuroBio warrants held by Neptune to employees, executive officers and directors. Neptune incentive stock options have an exercise price of $3.15 and a 3 year maturity. Rights on NeuroBio warrants have an aggregate exercise price $0.75 and maturities of April 12, 2016, and were subject to shareholder approval, which was obtained on June 21, 2012. Insiders have been granted a total of 800,000 Neptune incentive stock options, and 435,000 rights on NeuroBio warrants.

On April 26, 2012, the Corporation granted one three-year warrant to purchase 1,000,002 common shares to a consultant under a financial consulting agreement. The warrants will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. The financial consulting agreement came to term on April 26, 2013.

On May 22, 2012, Neptune filed for Reexamination the Aker Biomarine’s granted Australian patent (AU2008231570). Neptune also communicated its conclusion that Aker’s patent had no impact on its position as the leading krill oil provider to the Australian market. Neptune also reaffirmed that it firmly believes that Aker’s patent is invalid. Specifically, there are clear disclosures in prior printed publications and patents, some of which predate Aker’s application by almost twenty years, which teach exactly what Aker claims to have invented. Furthermore, and tellingly, it is noted that both the United States and European Patent Offices have rejected these claims, or narrower versions thereof, for lack of novelty and obviousness. Accordingly, in light of the prior printed publications and patents put forth in this Reexamination Request, Neptune believes the Australian Patent Office will reconsider its grant of Aker’s patent and declare the recently-issued claims to be unpatentable.

Also on May 22, 2012, following an audit by an auditor recognized by Friend of the Sea, or FOS, Neptune became the first krill oil manufacturer entitled to use the “Friend of the Sea” environmental certification. See “Business of the Corporation - Supply of Krill”.

On May 23, 2012, Neptune announced that Dr. Harlan Waksal, Executive Vice-President, Business & Scientific Affairs of Acasti, was appointed to the Corporation’s Board of Director. Dr. Harlan Waksal is a retired physician, founder of Imclone System Inc. in which he has been involved as the President, Chief Executive Officer, Chief Operating Officer and Executive Vice-President from 1987 to 2003. Imclone System has developed and obtained approval for a new targeted biologic cancer therapy known as Erbitux and was later acquired by Eli Lily for $6.5 billion US in October 2008. Dr. Harlan Waksal currently sits on the Board of Directors of Oberlin College and Senesco Technologies, is the author of over 50 scientific publications and has been the author of multiple patents and patents applications.

On June 7, 2012, the Corporation announced that the U.S. Patent & Trademark Office, or USPTO, allowed one of its continuation patent applications, number 13/189,714, which claims the benefit of Neptune’s U.S. Patent No. 8,030,348. This continuation application contains claims to further embodiments of the inventions that were disclosed in the ‘348 Patent; specifically to krill extracts comprising a phospholipid suitable for human consumption. These claims cover a number of krill oil products presently sold in the U.S. market. The continuation application, which was filed less than a year ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with a substantial volume of prior art references and other materials, including the papers from re-examination requests filed by Aker Biomarine ASA directed to the ‘348 Patent and a related Neptune patent, and the oppositions being undertaken on related Neptune patents in Europe and Australia.

On August 28, 2012, the Corporation and its subsidiary Acasti announced the extension of the relationship with The Howard Group as the companies’ investor relations consultant. Since 1988, The Howard Group has provided comprehensive investor and financial relations, business development solutions and in-depth strategic planning to public companies. The Howard Group is associated with the Insight Limited Partnership II, which invests in micro and small cap companies. Traditional and new online initiatives will be directed at the investment community and investing public on behalf of Neptune and Acasti to increase the following and participation of the market in those two corporations. The term of the IR Agreement is for a period of 12 months. In addition to a fee of $6,000 per month, The Howard Group has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $5.00 per share and 50,000 common shares of Acasti a price of $2.50. The options will vest in equal amounts over an 18 months term.

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBio owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBio and two series 2011-1 warrants and the estimated fair market value of the unit was approximately $0.10 per unit. Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBio at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBio on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. After the distribution of the dividend-in-kind, Neptune’s ownership interest in NeuroBio class A shares was reduced to 76% from 99%. Neptune still owns 96% of all voting rights in NeuroBio.

On October 2, 2012, Neptune announced that the U.S. Patent & Trademark Office granted its new patent, US 8,278,351. The continuation patent claims the benefit of another of Neptune’s U.S. Patents, No. 8,030,348, (the “348 Patent”) and contains claims to krill extracts comprising a phospholipid suitable for human consumption. These new claims cover all of Neptune’s products, including the NKO® brand, and a number of krill oil products currently sold in the U.S. market. This new issued patent was granted after a thorough examination by the USPTO, including consideration of the papers from the re-examination requests filed by Aker Biomarine ASA regarding Neptune patents related to the ‘351 patent. The continuation patent, filed about a year ago, was allowed by the USPTO after a thorough examination which included a review of a substantial volume of prior art references and other materials, including the papers from the re-examination requests filed by Aker Biomarine ASA directed to the Patent and a related Neptune patent in the U.S., as well as the oppositions being undertaken on related Neptune patents in Europe and Australia.

The same day, Neptune announced that it had filed a second patent infringement lawsuit in the United States District Court for the District of Delaware alleging infringement of its recently issued continuation patent against Aker Biomarine ASA, Aker Biomarine Antarctic AS, Aker Biomarine Antarctic USA, Inc., Schiff Nutritional International and Schiff Nutrition Group, Inc. Neptune has also filed a separate infringement action against Enzymotec Limited., Enzymotec USA, Inc., and Mercola.com Health Resources, LLC. In addition to seeking monetary damages for all of the above defendants infringement of the ’351 Patent, Neptune is also requesting injunctive relief to prevent the Defendants from continuing to infringe Neptune’s patent. Should Neptune prevail in securing the requested injunctions, it would prevent the Defendants from manufacturing, using, offering for sale, selling and/or importing into the United States infringing krill oils.

Also on October 2, 2012, Neptune announced the closing of its Public Offering of US$34.1 million of common shares pursuant to which Neptune issued 7,318,000 common shares at US$4.10 per share. Prior to the closing, the underwriters exercised their over-allotment option to purchase an additional 989,762 common shares, resulting in a total of 8,307,762 common shares being issued on the day of the closing for gross proceeds of approximately US$34.1 million. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

On November 6, 2012, Neptune hosted its 1st Annual Charity Poker Game at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game featured guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds for the event were for the benefit of Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. See “Recent Developments”.

On December 4, 2012, Neptune announced that it had entered into a prepayment agreement with Acasti pursuant to which Acasti exercised its option under its exclusive technology license agreement dated August 7, 2008 entered into with Neptune to pay in advance all of the future royalties payable to Neptune under the license agreement. The prepayment would have the effect of increasing Neptune’s equity participation in Acasti (from approximately 57% to approximately 61% if shares were issued on the date of the announcement), given that Neptune, subject to required approvals, would be issued 6,750,000 Class A shares in the share capital of Acasti, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement. This reflected a prepayment value, determined with the assistance of outside valuation specialists, using the pre-established prepayment formula set forth in the license agreement, that amounts to approximately $15.5 million. The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSXV and of the disinterested shareholders of Acasti (excluding Neptune and non-arm’s length parties to Neptune) at the next annual meeting of shareholders of Acasti. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune’s intellectual property under license. In the event that the approvals required are not obtained by the next annual meeting of shareholders of Acasti, the prepayment agreement and the warrant will automatically terminate, and Acasti will be required to pay any and all royalties owing to Neptune as if the prepayment agreement had not been entered into.

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation at their next annual meeting. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units or other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At February 28, 2013, no instruments were issued by the Corporation under this plan.

On January 18, 2013 Neptune received a first interim insurance payment of $6 million further to the explosion that destroyed Neptune’s production plant. Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

On January 24, 2013, Neptune announced that the USPTO had allowed a second continuation patent application, application number 13/545,830, which claims the benefit of Neptune 348 Patent and 351 Patent. This second continuation application contains only a single claim, which is directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market. This second continuation application was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with all prior art references and other materials, including all the documents referred to in all of the re-examination requests filed by Aker Biomarine ASA directed to the ‘348 and ‘351 Patents, as well as all the documents relating to the oppositions currently underway on related Neptune patents in Australia.

On January 24, 2013, Neptune also announced that, effective January 23, 2013, Henri Harland, President and Chief Executive Officer of Neptune, would assume for an interim period of time, during the implementation of Neptune’s Plan, the functions and responsibilities held previously by Michel Chartrand, as Chief Operating Officer, who would continue to hold office as member of the Board of Director. Neptune also confirmed that its directors, senior management and employees had accepted salary reductions of 20% for an interim period during the implementation of Neptune’s plan to resume production.

On January 30, 2013, Neptune announced that it had filed a complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission, or ITC, alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s 351 Patent. On April 15, 2013, the ITC voted to institute an investigation of alleged patent infringements by Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited; Enzymotec USA, Inc.; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; Rimfrost USA, LLC and Bioriginal Food & Science Corp.

On February 26, 2013, Neptune announced that the USPTO had granted to Neptune a new continuation patent (the 675 Patent). This new patent claims the benefit of Neptune 348 Patent and 351 Patent. The 675 Patent contains a single claim directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market, as well as the pharmaceutical concentrates of Neptune’s subsidiaries Acasti and NeuroBio. Following this decision, Neptune filed an amended complaint in the ITC to add allegations of infringement of the 675 Patent against all of the proposed respondents, including Aker BioMarine, Enzymotec and Rimfrost USA. Accordingly, Neptune had requested and was granted by the ITC a postponement of the deadline by which the ITC will decide whether to institute an investigation.

RECENT DEVELOPMENTS

General

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. Three employees were fatally injured. Eighteen other people were transported to the hospital, four of whom were severely injured. Following the news of the death of three of its employees, Neptune’s management extended their most sincere condolences to the victims’ families and friends.

On November 26, 2012, Neptune announced its action plan going forward to resume operations and progressively supply customer demands until such time that Neptune is able to resume production.

Neptune’s initial primary focus was concentrated on supporting its employees and the families affected by the incident, and supporting them through the tragedy. Neptune has been providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances.

Quickly following the incident, Neptune established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2) sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees. While this tragic incident had and still has a significant impact on Neptune’s operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of the Plan going forward aiming to meet the following key milestones and targets:

•	resuming its nutraceutical operations and certain levels of sales of its krill oil products to customers in the short term;

•	maintaining key customer relationships and market share, particularly until production of NKO® and EKO™ can reach pre-incident levels;

•	reconstructing an operational plant using the expansion facility, adjacent to the former plant, that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;

•	pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for krill oil products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and

•	prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio, whose short term operations have not been interrupted as a result of the incident.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility. As its first choice, Neptune intends to reconstruct an operational plant by overhauling the expansion facility that was under construction adjacent to the former plant and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions will be required to bring the facility to an operational state. On May 28, 2013, Neptune announced that it has commenced the reconstruction project, using the expansion facility. In addition to receiving the necessary permits to begin work, the Corporation has engaged an engineering firm and architect and has also recently hired a new plant manager. Upon completion, which is expected before the end of Neptune’s current fiscal year, the facility is expected to have the capacity to produce more than 150,000 kilograms of Neptune krill oil (NKO®) per year. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers’ safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:

•	Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune’s insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.

•	As the initial intended use of the expansion facility has changed, modifications and additional purchases to replace equipment lost in the incident will be required to bring the facility to an operational state. The initial $21 million cost of the expansion project has now been revised to approximately $30 million (and could be of a maximum of $35 million in current discussions with a potential financial partner). The increased cost is expected to be funded predominantly by insurance recoveries associated with the incident, including approximately $6.7 million received to date (this amount includes $700,000 received after the end of fiscal year 2013). The balance of such costs are expected to be funded through a refinancing of Neptune’s existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune’s working capital (see “Finance, Use of Public Offering Proceeds and Investor Communication” below). Neptune had already received in connection with the expansion an interest free loan and a commitment for a governmental grant.

•	Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune’s future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune’s future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers. See “Operations and Arrangements with Strategic Partners” below.

•	Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident and cooperation of governmental authorities with respect to the reconstruction plan. The necessary permits to begin rebuilding Neptune’s production plant were recently received. Based on a number of factors, including the aforementioned, Neptune cannot determine at this time the exact amount of time it will take to finalize the construction of a fully operational production facility. As an estimate subject to change, and based on the incomplete information currently in hand, Neptune currently expects that the new plant may be operational by the end of its current fiscal year.

Operations and Arrangements with Strategic Partners

A top priority of Neptune’s Plan is that it maintains key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune is deploying a strategy that includes the following over the next several months:

•

Neptune intends to pursue partnerships and/or arrangements with one or more strategic partners for the outsourcing of production of krill oil products, both as an interim measure to ensure certain levels of production prior to its plant being fully operational and as a longer-term strategy to diversify sources and means of production. Outsourced production is being considered in any one or more of Neptune’s markets, in Canada, the United States, Europe and/or Asia. Any plans to outsource Neptune’s production would take into account a number of factors including (1) the technique of production permitted within the premises, (2) space available for the purchase of equipment, (3) the amount of available time a third party would allocate to the production of krill oil products, and (4) the ability to negotiate definitive agreements on terms in the best interests of Neptune. Three strategic partners for the outsourcing of production of krill oil products are now being evaluated and a choice should be made by the end of the second quarter of Neptune’s current fiscal year. Neptune is working hard to bring its overall production capacity back online before the end of its current fiscal year.

•	Neptune plans and has received orders for certain levels of sales of krill oil products to customers in the short term, with sales expected to continue in the current fiscal year. Neptune currently has inventory of krill oil products allowing it to make sales during a limited period of time. Neptune intends to continue making sales over the coming months, mainly through arrangements with partners.

•	Neptune’s plans for operations and product sales during a transition period until its new plant is operational or longer term production arrangements are concluded with one or more strategic partners may help in balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune’s operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.

•	Up to the incident, Neptune’s growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune’s strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.

•	Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune has retained approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune’s ability to resume production at a new operational production facility. Neptune has also set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune has set up a not-for-profit organization that assists in collecting and redistributing donations.

Senior management and employees of Neptune took salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful implementation of the Plan and improved financial results of Neptune. Neptune granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its Public Offering for gross proceeds of approximately US$34.1 million. If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Public Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5.0 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of krill oil products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of krill oil products. To date, a relatively small portion of the net proceeds from the Public Offering intended to be used to support Acasti in the development and validation of CaPre® and other product candidates and to support NeuroBio in the development and validation of its product candidates has been disbursed.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site. On November 16, 2012, Neptune received from the Québec Ministry of Environment a notice alleging environmental non-compliance relating to specific equipment acquisitions by Neptune and its plant expansion. Further to wrong assertions in the media that such notice may relate to acetone levels, Neptune clarified in media statements that the notice received had nothing to do with the level or the compliance of the total amounts of acetone stored on the Sherbrooke plant site and indicated that the total amounts of acetone stored inside and/or outside the plant as of and including the date of the incident were in conformity with the certificate of authorization issued by the Québec Ministry of Environment in 2002. Neptune is cooperating with the Ministry of Environment with the view to settle the notice alleging non-compliance. Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune’s Subsidiaries - Acasti and NeuroBio

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, currently Acasti’s only prescription drug candidate, is currently being evaluated in two Phase II clinical trials in Canada, an open-label and a double-blind study. All required material for both trials had already been produced. Both CaPre® and ONEMIA®, Acasti’s product marketed in the United States as a “medical food”, were stored in U.S. facilities outside Neptune’s affected plant. Acasti has to source additional quantities of krill oil for the continued production of ONEMIA™ and its planned Phase III clinical trials for CaPre®. Prior to the incident at Neptune’s production plant, Acasti acquired all of its krill oil for the production of CaPre® and ONEMIA® from Neptune. However, due to the incident, Acasti is currently acquiring its krill oil through purchases in the open market in order to meet production requirements for ONEMIA® and is seeking a third party to both supply krill oil on an interim basis and provide manufacturing services for the production of CaPre® in accordance with current good manufacturing practices regulations imposed by the U.S. Food and Drug Administration, or FDA. Acasti intends to acquire its krill oil supply from Neptune upon the recommencement of Neptune’s krill oil production. Acasti will continue to be dependent on the support of Neptune as its controlling shareholder.

Although it is at a much earlier stage of development, NeuroBio intends to stick to its business plan and to continue its research and development activities, although milestones and the start of commercialization may be delayed. The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s Sherbrooke plant. The preclinical and clinical studies that were planned to start late 2012 - early 2013 were postponed. Preclinical studies that were in progress were not interrupted. NeuroBio will also continue to be dependent on the support of Neptune as its controlling shareholder.

Intellectual Property

On April 10, 2013, Neptune announced that it was moving forward with its international patent strategy and that it was not affected action by the European Patent Office’s Technical Appeal Board to dismiss Neptune’s appeal related to one of its European patents, specifically EP 1417211. The Board was solely concerned with the issue of flavonoids in krill extracts. Importantly the Board did not address phospholipid compositions, which form a large part of Neptune’s extensive international patent portfolio. This European patent relates to an extract containing specific flavonoids. Europe is the only jurisdiction where Neptune’s patent portfolio includes flavonoids in the independent claims. In fact, this European patent was one of the first patents obtained by Neptune and it reflected an initial market study indicating that flavonoids could eventually be commercially important and sought after by consumers. Neptune’s later market analysis showed that omega-3 phospholipids are more important for consumers. As such, all of Neptune’s subsequent composition patent applications were drafted accordingly, taking into account the importance of phospholipids.

BUSINESS OF THE CORPORATION

Overview

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune principally sells omega-3 PUFAs as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. The commercialized products generally come in capsule form and serve as a dietary supplement to consumers. Having commenced commercial krill oil production in 2002, Neptune pioneered the commercialization of omega-3 PUFAs extracted from krill for human health maintenance and it now continues to further progress its product development based on its proprietary technology. Further to the incident at Neptune’s production plant, Neptune’s manufactured lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), are temporarily not commercialized by Neptune. Neptune has maintained part of its market share by supplying the market with a commodity krill oil similar to EKO™ and this is expected to continue until the Corporation is capable of resuming production and sales of its manufactured lead products, NKO® and EKO™.

Through Neptune’s subsidiaries, Acasti and NeuroBio, in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the pharmaceutical market, namely in the medical food and prescription drug markets. Neptune has granted licensing rights to both Acasti and NeuroBio which allow them to leverage the intellectual property, clinical data and know-how developed by Neptune to focus on, respectively, the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions.

The Krill Industry

Krill, which resembles shrimp, is a generic term designating approximately 85 species of deep and cold water pelagic marine planktonic animals (zooplankton) that make up part of the global marine biomass. According to the Australian government’s Department of Sustainability, Environment, Water, Population and Communities (Australian Antarctic Division), krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.

Because krill feeds on phytoplankton, namely diatoms and dinoflagellates, its lipid content is a major source of PUFAs, mainly docosahexaenoic acid, or DHA, and eicosapentaenoic acid, or EPA, two types of marine omega-3 fatty acids beneficial for health maintenance. Krill contains proteins offering a range of amino acids and effective digestive enzymes. In addition, it contains powerful antioxidants, including astaxanthin. Krill also contains phospholipids, amino acids and minerals providing clinically proven benefits in the absorption and digestion of nutrients for humans and animals.

Neptune’s patented krill oil extraction process produces a compound substance that contains enhanced levels of EPA and DHA, phospholipids and antioxidants, making it highly bioavailable (capable of absorption) and resistant to oxidation. Based on our internal research, we believe Neptune’s krill oil has a lower level of oxidation than fish oil due to its high natural content of antioxidants, which also results in a longer shelf life of Neptune’s krill oil products.

Despite the higher price per kilogram of krill oil compared to fish oil, the krill oil market had global revenues of US$51.1 million in 2011, and is projected to grow at a compound annual growth rate, or CAGR, of 16.4% between 2011 and 2016, according to a Frost & Sullivan industry report entitled the 2012 Global Overview of the EPA and DHA Omega 3 Ingredients Markets, or the Frost & Sullivan July 2012 Report.

NKO® and EKO™ – Our Lead Products

Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™)

NKO®, which was first commercialized in 2003, is a marine oil extracted from Antarctic krill (Euphasia superba) that contains the two essential omega-3 PUFAs, EPA and DHA, and provides a blend of nutritional elements. In the Corporation’s opinion, its elevated content in phospholipids rich in omega-3 and omega-9 fatty acids and antioxidants such as astaxanthin and vitamin A and vitamin E offer a safe and effective product free of preservatives with clinically proven health benefits.

NKO® has a biomolecular profile of phospholipids, omega-3 fatty acids and important antioxidants that surpasses the usual profile of fish oils. This combination of phospholipids and omega-3 fatty acids facilitates the passage of fatty acids molecules through the body’s intestinal wall, increasing the bioavailability of omega-3 fatty acids. Independent research has shown that astaxanthin has a stronger antioxidant activity than vitamin A and vitamin E and other antioxidants such as lycopene and lutein. Neptune believes that NKO® contains higher amounts of astaxanthin compared to all other krill oil products on the market.

EKO™, which was commercialized in 2010, is similar to NKO® in that it undergoes the same krill oil extraction process except it has lower specifications of PUFAs, phospholipids and antioxidants and, as a result, EKO™ has a lower price point than NKO®. For the 2012 fiscal year, sales of NKO® and EKO™ together accounted for nearly all of Neptune’s consolidated revenues.

Neptune believes that NKO® is the first and only krill oil product with clinically proven human health benefits in cardiovascular, joint, cognitive and women’s health. In 2004, the Alternative Medicine Review published the results of a 12-week, double-blind, randomized trial which demonstrated that daily doses of 1-3g NKO® are significantly more effective than 3g EPA/DHA fish oil in the management of cholesterol levels (hyperlipidemia). Daily doses of 1-3g NKO® have been proven effective in that trial to decrease low density lipoprotein (“LDL” – “bad cholesterol”) by 33.9%, triglycerides by 11.5% and increase high density lipoprotein (“HDL” – “good cholesterol”) by 43.3%.

The results of a double blind clinical study performed in May 2003 by Fotini Sampalis M.D., Ph.D., et. al., which were published in the Alternative Medicine Review, support the proposition that NKO® can reduce certain physical and emotional symptoms of premenstrual syndrome, such as stress, irritability and abdominal pain, and that NKO® is more effective than omega-3 fish oils for the management of such premenstrual symptoms.

An analysis of the Framingham Risk Score (which is used to estimate the 10-year cardiovascular risk of an individual based on data obtained from the Framingham Heart Study, a long-term, ongoing cardiovascular study on residents of the town of Framingham, Massachusetts) data completed in 2003 suggests that the use of NKO® alone or in combination with a statin provides a safe and cost effective treatment option for the management of hyperlipidemia that can significantly increase HDL (“good cholesterol”) and reduce overall risk for cardiovascular disease by 53%.

A double-blind clinical study performed in 2007 found that NKO® at a daily dose of 300 mg may within a short time to reaction (7-14 days) significantly inhibit inflammation by reducing C-reactive protein as well as significantly alleviate symptoms caused by osteoarthritis and rheumatoid arthritis.

A double-blind clinical trial undertaken by BioTeSys GmbH in February 2009 supports the benefits of NKO® versus a range of other omega-3 products for improving the EPA to arachidonic acid ratio and the omega-3 index. The main objective of the trial was to show the bioavailability of a physiological dosage of omega-3 fatty acids. Within the clinical trial, different sources of EPA and DHA, including different chemical bounds of EPA and DHA, were compared to each other. The obtained data reflects that uptake of EPA and DHA out of NKO® was most prominent and showed significant higher bioavailability in comparison to fish oil and a blend of lecithin, astaxanthin and fish oil. The study stated that, overall, the NKO® product showed clear superiority followed by ethyl esters, fish oil and the blend of lecithin, astaxanthin and fish oil.

Other Nutraceutical Products

Neptune Krill Aquatein™( NKA™)

Neptune Krill Aquatein (krill protein concentrate), or NKA™, is a product that features a range of marine amino acids, including the eight essential amino acids. NKA™ contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

More complete analyses of the composition of NKA™ were performed and different methods for improving quality and efficiency of production have been investigated. NKA™ is being positioned to be sold for both human and animal nutrition. For the fiscal year ended February 28, 2013, NKA™ did not account for any revenues and Neptune believes NKA™ will not generate meaningful revenues during the current fiscal year.

Pharmaceutical Products and Product Candidates - Acasti

Our majority owned subsidiary, Acasti, focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.

CaPre®

Acasti’s lead prescription drug candidate is CaPre®, which is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. The active ingredient of CaPre® is a mixture of concentrated omega-3 fatty acids purified from crude krill oil and developed as an oral formulation. CaPre® contains EPA and DHA bound to phospholipids as well as free EPA and DHA for a total concentration of approximately two-thirds phospholipids and approximately 30% EPA and DHA.

Acasti’s near term strategy is to develop and commercialize CaPre® in the United States as a prescription drug with a claim for the treatment of severe hypertriglyceridemia (triglycerides with levels over 500mg/dl, or severe hypertriglyceridemia) and, as a next step, the treatment of hypertriglyceridemia (triglycerides with levels ranging from 200 to 500 mg/dl, or hypertriglyceridemia).

CaPre® is designed to be used as a therapy in conjunction with positive lifestyle changes and administered either alone or in conjunction with other treatment regiments such as statins (a class of drug used to reduce cholesterol levels) and potentially for use by statin-intolerant or statin-resistant patients. In addition to targeting the reduction of hypertriglyceridemia and severe hypertriglyceridemia, nonclinical and preliminary clinical data collected by Acasti to date has indicated that CaPre® may also normalize blood lipids by reducing LDL (bad cholesterol) and very low density lipoprotein while increasing HDL (good cholesterol).

Acasti has initiated two Phase II clinical trials in Canada (the TRIFECTA trial and the COLT trial) designed to evaluate the safety and efficacy of CaPre® for the management of hypertriglyceridemia and severe hypertriglyceridemia. Both trials aim to evaluate the effect of different daily doses of CaPre® on patients with hypertriglyceridemia to severe hypertriglyceridemia. A total of approximately 600 patients have been enrolled in the two trials. Obtaining regulatory approval for CaPre® requires that safety is confirmed and it is effective at reducing triglycerides at a level that would medically benefit the patient. Acasti’s longer-term objective is to demonstrate that CaPre® can also reduce LDL and raise HDL. Acasti believes there are no drugs currently on the market that have been proven effective to a clinically relevant extent for all three indications, although based on nonclinical studies Acasti believes CaPre® may provide significant benefits in all three areas. Following the completion of the Phase II COLT trial, if successful, and in parallel with the ongoing Phase II TRIFECTA trial, in Canada, Acasti intends to file an investigational new drug, or IND, submission to conduct Phase III clinical trials, and likely a pharmacokinetic study (which may be required by the FDA), for CaPre® in the United States under the guidelines and rules of the FDA. Acasti expects the final results on the COLT trial and TRIFECTA trial by the end of September 2013 and first half of 2014, respectively. See “Business of the Corporation - Studies & Trials for Pharmaceutical Product Candidates - Acasti’s Product Candidate: CaPre®” and “Business of the Corporation - Regulatory Environment”.

ONEMIA®

ONEMIA®, a medical food and currently Acasti’s only commercialized product to date, is a purified omega-3 phospholipids concentrate derived from krill oil with lower levels of phopholipids, EPA and DHA content than CaPre®. The term “medical food” is defined in the United States Orphan Drug Act as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. Nonclinical studies conducted by Acasti, supported by clinical testing conducted on NKO®, have shown ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipids deficiency and the related abnormal lipid profiles and cardiometabolic disorders. Phospholipid deficiency and abnormal lipid profiles can lead to a number of conditions, including hyperlipidemia (which generally manifests as high LDL and high triglycerides), atherosclerosis (the build-up of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, certain gastroenterology disorders and metabolic syndrome.

ONEMIA® was introduced in the U.S. market in 2011. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution of ONEMIA® through its network of dispensing physicians under its own brand name. ONEMIA® is also available behind-the-counter in pharmacies. Acasti expects continued sales of ONEMIA® in the short-term to provide revenues that will contribute, in part, to finance Acasti’s research and development projects while continuing to generate awareness of ONEMIA® throughout the medical community in an effort to build a market foundation for CaPre® to further advance. During the 2012 fiscal year, Acasti generated revenues of approximately $724,000 from sales of ONEMIA®. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation may not be able to further penetrate core or new markets.”

In 2012, Acasti interviewed and collected data on a voluntary basis from physicians either buying, using, or testing ONEMIA® on some of their patients. The 20 physicians (consisting of five primary care physicians and 15 cardiologists or endocrinologists) that participated are also prescribers of Lovaza and recommended ONEMIA® to 348 patients without controlling their diet, exercise or monitoring compliance with the recommended dosage. Most physicians were willing to try ONEMIA® as a potentially more cost efficient option relative to Lovaza without side effects such as reflux and other gastrointestinal disorders, and having a once per day dosing convenience making it easier to use than Lovaza with its dosage requirements of four 1g capsules per day. This survey also showed that primary care physicians responded favorably to features of ONEMIA® such as once-a-day dosing, bioavailability due to the element of marine phospholipids in ONEMIA® and the ability to take ONEMIA® with or without a meal.

Pharmaceutical Products and Product Candidates - NeuroBio

Our subsidiary, NeuroBio, is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients, or APIs, for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio addresses mental and neurological conditions, specifically mood disorders such as depression, attention-deficit hyperactivity disorder, or ADHD, and cognitive decline associated with aging.

MPL VI, MPL VII and MPL VIII – Medical Food

MPL VI is intended for the dietary management of cognitive decline associated with neurodegenerative conditions.

We believe MPL VII is well-positioned to exhibit an intrinsic biological activity, because of its distinctive DHA-bounded phosphatidylcholine content, for dietary management of memory, concentration and learning disorders, allowing a variety of applications. For this specific product, NeuroBio believes it has an innovative clinical approach to quantify cognitive improvement and reach rapidly the market with conclusive results.

MPL VIII was designed and intended to supplement nutrition intake by children and adults suffering from ADHD for which phospholipid deficiency may represent a key risk factor. MPL VIII is an original and a proprietary formulation that contains a specific API having a high concentration in selected phospholipids and with a specific omega-3 profile.

Currently, none of MPL VI, MPL VII or MPL VIII have been approved for sale in any jurisdiction.

MPL IX – Prescription Drug

MPL IX is under preclinical evaluation for neurological disorders and will be tested in several preclinical models, at various daily doses and durations of treatment, the product will be administered orally, to assess the safety and efficacy of given compositions and to determine the pharmacokinetic profile.

Data is intended to demonstrate that MPL IX can, based on dosage, significantly reduce important neurological disorders and improve cognitive functions in these animal models. Most importantly, these effects will need to be achieved without the common side-effect of other traditional treatments.

NeuroBio’s product candidates are at different development and/or validation stages and are expected to require the approval of the FDA and/or Health Canada before commercialization. Approvals from similar regulatory organizations are also expected to be required before sales are authorized. See “Business of the Corporation - Studies & Trials for Pharmaceutical Product Candidates - NeuroBio’s Product Candidates” and “Business of the Corporation - Regulatory Environment”.

Our Market

Neptune’s Market: The Nutraceutical Market

The nutraceutical market encompasses functional foods and dietary supplements, which include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Neptune focuses on dietary supplements. According to Agriculture and Agri-Food Canada, a government organization that provides statistics on the nutraceutical market, the nutraceutical market is growing rapidly, in part driven by the health demands of an aging population. According to a report published by RNCOS Industry Research Solutions in May 2012 entitled US Nutraceuticals Market Analysis, the nutraceutical market has become one of the fastest growing industries in the United States. In 2008, the U.S. Census Bureau, using data from the 2000 U.S. Census, projected that by 2030, the number of Americans 65 years old and older will increase from 40.3 million to just over 72.0 million, then representing over 19% of the population in the United States.

The Corporation believes that health issues such as high (and in some cases low) cholesterol, heart disorders, cognitive function and brain performance disorders and joint issues (including inflammation) are driving the nutraceutical market expansion. We believe the following factors, among others, favor the growth of the nutraceutical market:

•	improved understanding and scientific knowledge of the contribution of diet in health maintenance and disease prevention;

•	increased consumer demand for dietary supplements that help to maintain vitality and promote health; and

•	increased health care costs and the trend towards self-treatment with a focus on natural products.

Neptune primarily sells omega-3 PUFAs into the nutraceutical market. The most predominant omega-3 fatty acids are DHA and EPA derived from plant and marine sources.

The omega-3 fatty acids contained in Neptune’s products are sourced from krill, a zooplankton, with the advantage that omega-3 fatty acids from krill are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily absorbed by the body than triglycerides, resulting in a higher bioavailability of omega-3 fatty acids contained in krill oil.

The FDA announced in 2004 the availability of a qualified health claim for reduced risk of coronary heart disease for conventional foods that contain EPA and DHA omega-3 fatty acids. In 2000, the FDA announced a similar qualified health claim for dietary supplements containing EPA and DHA omega-3 fatty acids and the reduced risk of coronary heart disease.

In addition, extensive research, including Neptune’s clinical trial work, has further demonstrated certain clinical benefits of omega-3. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases, such as heart disease and arthritis, and appear to be particularly important for cognitive (memory and concentration) and behavioural functions. Many forms of arthritis, such as osteoarthritis and rheumatoid arthritis, are inflammatory disorders and lead to pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis and affects approximately 27 million people in the United States, according to a January 2008 publication of the medical journal Arthritis Rheum. It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints. Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise and weight loss.

The PUFAs ingredient market and, more specifically, sales of omega-3 ingredients, are experiencing sustained growth, driven by the world retail market for dietary supplements and functional food. Based on the trends reported in the Frost & Sullivan July 2012 Report, the worldwide omega-3 market is expected to exceed US$3.1 billion in annual ingredient sales by 2016 and general market data indicates that sales of higher quality and higher performance omega-3’s are generating increasing revenues.

According to the Frost & Sullivan July 2012 Report, the global market revenue for marine and algae EPA/DHA omega-3 ingredients was US$1.8 billion in 2011, and is projected to grow at a CAGR of 11.8% from 2012 to 2016. Global consumption was measured at 103,284 metric tons in 2011, and is projected to grow at a CAGR of 9.4% from 2012 to 2016.

The world retail market for dietary supplements is highly fragmented, and is comprised of a large number of products and many small manufacturers. According to the Frost & Sullivan July 2012 Report, dietary supplements continued to be the largest market for marine omega-3 oils in the global market in 2011 with a 46.2% share and a total of US$834.6 million in revenue. The Frost & Sullivan July 2012 Report also estimates that pharmaceuticals, infant formulas and foods and beverages were the next largest consumers of marine oil omega-3, with 19.8%, 14.3% and 13.4% shares, respectively, in 2011.

Neptune has conducted clinical trials for functional food applications of NKO® with the multinational corporations Nestlé and Yoplait. However, the parties have decided not to pursue the development of these functional food applications. Neptune is instead currently focusing on the dietary supplement market, particularly in light of growing sales of its NKO® and EKO™ products and the limits on Neptune’s current maximum production capacity.

Acasti’s and NeuroBio’s Market: The Pharmaceutical Market

Cardiometabolic Disorder Treatments - Acasti

Heart attacks, strokes and other cardiovascular events represent the leading cause of death and disability among men and women in the United States. According to the 2011 At-A-Glance Report from the U.S. Center for Disease Control, more than 1 out of every 3 adults in the United States (approximately 83 million) currently lives with one or more types of cardiovascular disease; an estimated 935,000 heart attacks and 795,000 strokes occur in the United States each year; and an estimated 71 million adults in the United States have high cholesterol (i.e., high levels of LDL). Having abnormally high levels of lipids or lipoproteins, such as cholesterol and triglycerides, which are fats carried in the blood, is an important risk factor for cardiovascular disease.

The prevalence of hypertriglyceridemia is quickly increasing in the United States and globally, correlating to the increasing incidence of obesity and diabetes. Market participants estimate that one-third of the population in the United States has elevated levels of triglycerides, including over 40 million people diagnosed with hypertriglyceridemia and over 4 million people diagnosed with severe hypertriglyceridemia. According to The American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease (2011), triglyceride levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low HDL and elevated levels of LDL. Lowering triglyceride levels is one of the primary goals to reduce a patient’s risk of atherosclerotic cardiovascular disease. Hypertriglyceridemia is due to both genetic and environmental factors, including obesity, sedentary lifestyle and high-calorie diets. Hypertriglyceridemia is also associated with comorbid conditions such as diabetes, chronic renal failure, pancreatitis and nephrotic syndrome.

The National Cholesterol Education Program, or NCEP, Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol recommends that the first priority for the management of hypertriglyceridemia is triglyceride reduction to decrease the risk of pancreatitis. In addition, severe hypertriglyceridemia is also associated with a markedly increased risk for cardiovascular disease and recent studies by market participants have demonstrated that elevated triglyceride levels can be regarded as an independent risk factor for cardiovascular disease-related events such as myocardial infarction, ischemic heart disease and ischemic stroke.

The rise in obesity over the last 20 years has led to a parallel increase in triglyceride levels among the population and awareness of medical and health practitioners about the critical role that high triglyceride levels, particularly together with abnormal levels of LDL, HDL and non HDL (which is collectively referred to as dyslipidemia), have as a predictor of cardiovascular events. Accordingly, the introduction of new prescription drugs and drug therapies to lower the risk of cardiovascular events by addressing dyslipidemia has become a priority. The initial treatment recommendation for patients with dyslipidemia is typically a lifestyle change (diet and increased exercise). Dyslipidemia is also treated with statins, which account for a large portion of prescriptions for dyslipidemia. However, statins alone are primarily used for reducing LDL only and appear to have only modest effects on triglyceride levels. Recognizing that statins alone are not effective triglyceride lowering drugs, the NCEP panel recommends the use of more focused therapies to lower triglyceride levels in patients with severe hypertriglyceridemia. The first-line drug therapy in patients with severe hypertriglyceridemia is often a prescription omega-3 fatty acid or fibrates, but clinical tests have shown that fibrates may also induce side effects.

According to an investigation published by the American Medical Association in 2009, fewer than 4% of adults in the United States with hypertriglyceridemia receive prescription medication to lower trigylceride levels, representing a significant unmet medical need. Many available treatment options have limitations in the treatment of hypertriglyceridemia which Acasti believes CaPre® can address. The use of fibrates, for example, has been shown to raise the risk of abnormal increases in liver enzymes and creatinine (a marker of kidney function) and, when combined with a statin, rhabdomyolysis (muscle breakdown). Acasti does not believe that CaPre® produces such side effects. Furthermore, Acasti believes that CaPre® in combination with statins could become a standard of care in patients with mixed dyslipidemia because of its once per day dosing convenience.

There are several marketed prescription omega-3 fatty acids currently approved for treatment of dyslipidemia in the United States and elsewhere. According to the Frost Sullivan 2012 Global Overview of the EPA and DHA Omega-3 Ingredients Markets, the global market revenue for marine and algae EPA/DHA omega-3 ingredients market in 2011 was approximately $1.8 billion. Lovaza and Omacor, which are sold in the United States and Europe, respectively, are omega-3 ethyl-esters derived from fish oil comprised of EPA and DHA and are indicated for the treatment of severe hypertriglyceridemia in twice-daily doses of two 1-gram capsules or once-a-day dose of four 1-gram capsules. In addition, Vascepa and Epadel are two approved omega-3 ethyl-esters derived from fish oil comprised of EPA that are sold in the United States and Japan, respectively. Market participants have estimated that the total prescription omega-3 market generated over $2 billion in sales worldwide in 2012. Acasti believes that there will be increased growth in the prescription omega-3 market based on the expected introduction, and resulting increased promotion and awareness, of new prescription omega-3 products, as well as the emergence of new clinical data regarding the efficacy of omega-3s in the treatment and prevention of cardiometabolic disorders.

Neurodegenerative and inflammation related conditions - NeuroBio

NeuroBio focuses on mental and neurological conditions, specifically mood disorders such as depression, ADHD and cognitive decline associated with aging. The prevalence of these disorders in North America is summarized in the following table:

Disorder	Market	Prevalence	Source
Memory, learning, and concentration and neurological disorders	Medical Food/PrescriptionDrug	Affecting at some point during their lifespan the majority of people during the educational and professional stage and later 19% of adults aged >65 years	Alzheimer’s Association, 2010 Alzheimer’s Disease Facts and Figures, Alzheimer’s & Dementia, Volume 6

ADHD (attention-deficit hyperactivity disorder)	Medical food/Prescription Drug	9.0% of children 13-18 yrs (lifetime prevalence)	Merikangas KR, He J, Burstein M, Swanson SA, Avenevoli S, Cui L, Benjet C, Georgiades K, Swendsen J.; Lifetime prevalence of mental disorders in U.S. adolescents: Results from the National Comorbidity Study-Adolescent Supplement (NCS-A). J Am Acad Child Adolesc Psychiatry. 2010 Oct;49(10):980-989.

Studies & Trials for Pharmaceutical Product Candidates

General

Neptune is continuously investing in medical research and development aimed at demonstrating the benefits of its products on human health. From time to time, Neptune enters into clinical research programs with strategic partners for the completion of clinical trial.

Acasti’s Product Candidate: CaPre®

Acasti has initiated the Phase II TRIFECTA and COLT clinical trials under Canada’s Natural Health Product Directorate, or NHPD, guidelines. Both the TRIFECTA and COLT trials have initiated recruitment of patients and are currently in progress.

Colt Trial

The COLT trial, a randomized open-label dose-ranging, multi-center trial, is designed to assess the safety and efficacy of CaPre® in the treatment of hypertriglyceridemia and severe hypertriglyceridemia (clinical trial.gov identifier NCT01516151). The primary objectives of the COLT trial are to evaluate the efficacy of 0.5, 1.0, 2.0 and 4.0g of CaPre® per day in reducing fasting plasma triglycerides over four and eight weeks in 276 randomized enrolled patients (230 evaluable patients) with hypertriglyceridemia and severe hypertriglyceridemia as compared to the standard of care alone. The enrollment for this trial is complete.

The primary objective of the COLT trial is to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877mg/dL). The secondary objectives of the COLT trial are to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); to evaluate the effect of Capre® in patients with hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), fasting plasma levels of HDL-C, non-HDL-C, hs-CRP, omega-3 index; and to assess the tolerability and safety of Capre®.

Preliminary clinical data from 157 patients who have completed four weeks of treatment with 0.5, 1, 2 or 4g of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglycerides reduction of up to 23% (p < 0.05) as compared to the normal standard of care. The COLT trial assesses the effectiveness of CaPre® in patients whose standard of care may be any treatment the treating physicians consider appropriate, ranging from life-style modification to lipid modifying agents such as statins and fibrates. 86% of the patients analyzed in the COLT trial have baseline triglycerides of between 200 and 499mg/dl (2.28 to 5.69 mmol/L) and after the first four weeks no serious adverse events were reported. To date, the results of this preliminary analysis from the COLT trial suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

TRIFECTA Trial

The TRIFECTA trial (clinical trial.gov identifier NCT01455844), a randomized, double-blind, placebo-controlled study, is primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with hypertriglyceridemia and severe hypertriglyceridemia. The study consists of the enrollment of 429 randomized patients (342 evaluable patients), 306 of which are currently enrolled in the trial, who will be administered doses of 1.0g or 2.0g of CaPre® or 2.0 g of placebo per day for 12 weeks.

Similar to the COLT trial, the primary objective of the TRIFECTA trial is to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877mg/dL). The secondary objectives of the TRIFECTA trial are to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); to evaluate the effect of Capre® in patients with hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), fasting plasma levels of HDL-C, non-HDL-C, hs-CRP, omega-3 index; and to assess the tolerability and safety of Capre®.

On December 20, 2012, the TRIFECTA trial completed its first of two interim analyses. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial, reviewed the interim analysis relative to drug safety and efficacy, and unanimously agreed that the study should continue as planned. All committee members agreed that there were no concerning toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. As it is customary, the data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data showed no safety concerns and a possible therapeutic effect, the decision was made by the committee that there is no need to unblind the data. Acasti currently expects the TRIFECTA trial to be completed by the first half of 2014.

Next Steps

Following the completion of the Phase II COLT trial, if successful, and in parallel with the ongoing Phase II TRIFECTA trial, in Canada, Acasti intends to file an IND submission to conduct Phase III clinical trials. Acasti will likely conduct a pharmacokinetic study (which may be required by the FDA) prior to or in parallel with a Phase III clinical trial for which Acasti expects to file an IND in the United States. The pharmacokinetic study would be designed to enable Acasti to better evaluate the bioavailability and the pharmacokinetics parameters of DHA/EPA in humans following multiple doses of CaPre®. Acasti expects that the duration of a pharmacokinetics study, if required by the FDA, would likely be over a 30-day period and involve the enrollment of approximately 60 healthy subjects.

Acasti expects that the FDA would require Acasti to conduct two Phase III clinical trials in the United States, one in a patient population with high triglycerides (200-499 mg/dL) and a second in a patient population with very high triglycerides (>500 mg/dL). Each of these two studies would constitute the primary basis of an efficacy claim for CaPre® in NDA submissions, one for hypertriglyceridemia and one for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment, or SPA, to the FDA in order to form the basis for the design of its intended Phase III clinical trials. An SPA is a declaration from the FDA that an uncompleted Phase III trial’s design, clinical endpoints, and statistical analyses are acceptable for FDA approval. A separate request would be submitted for each specific protocol at least 90 days prior to the anticipated start of the Phase III clinical trials in the United States.

Based on the current status of the TRIFECTA and COLT clinical trials and assuming research and development for both trials proceed as planned, Acasti estimates that the completion of Phase II and Phase III clinical trials for CaPre® will take at least an additional 24 to 36 months and cost approximately $50.0 million before reaching commercialization. In addition to completing clinical trials, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States and to complete marketing and other pre-commercialization activities. Acasti would focus initially on specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies as part of the sales and marketing strategy for CaPre®. See “Business of the Corporation - Regulatory Environment” and “Risk Factors”.

NeuroBio’s Product Candidates

Certain preclinical results have indicated the safety and efficacy of NeuroBio’s APIs portfolio in either nutritional intervention or therapeutic management of memory, concentration and learning disorders, ADHD and cognitive decline associated with aging.

The NeuroBio product portfolio includes highly concentrated phospholipids extracted and purified from different marine species, including krill, which functionalize EPA and DHA most often stabilized by potent antioxidant esters. NeuroBio’s product portfolio consists of MPL VI, MPL VII, MPL VIII and MPL VIX, each being at different preclinical development and/or validation stage as indicated in the table below.

Product	Channel	Indication	Stage of development
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical
MPL VII	Medical Food	Memory, concentration and learning disorders	Preclinical
MPL VIII	Medical Food	ADHD	Preclinical
MPL IX	Prescription Drug	Neurological disorders	Preclinical

NeuroBio requires approvals from Health Canada and/or the FDA before clinical studies can be conducted. Regulatory approval specific to each pathway (medical food, OTC and prescription drug) will also be required before sales are authorized. See “Business of the Corporation - Regulatory Environment” and “Risk Factors - Risks Related to the Corporation’s Industry - The Corporation is subject to significant government regulations.”

Supply of Krill

Neptune sources the krill used in the manufacturing of its products generally from three suppliers. Neptune considers its relationship with its suppliers to be good and believes it is not dependent upon any of these suppliers since alternative sources of krill supply are readily available.

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of the krill species in these two oceans is estimated to be at least 500,000,000 metric tonnes. The World Health Organization estimates that approximately 271,000 metric tonnes of both krill species are harvested annually from these two oceans. From 2002 to 2011, between 105,000 to 212,000 metric tonnes originated from the Southern Ocean (Antarctic krill Euphausia superba) and, on average 60,000 metric tonnes originated from the Northern Pacific Ocean (Pacific krill Euphausia pacifica) each year. The annual Antarctic krill catches represent an estimated 0.05% of the existing resource. Neptune uses Antarctic krill. According to the Commission for the Conservation of Antarctic Marine Living Resources, or CCAMLR, from 2008 to 2011 annual quotas for Antarctic krill have increased by 33%. 11. As a result, the Corporation believes that krill is an abundant and accessible resource with potential for long-term sustainable exploitation with adequate traceability measures. The average market price for whole frozen krill is around US$900 per metric tonne.

Krill harvested for the krill oil products manufactured by Neptune represents less than 0.0006% of the total-estimated biomass and less than 0.03% of the precautionary catch limit. Neptune commits 100% of its krill capture for human health benefits. Worldwide, approximately 88% of total catches are used by fisheries for low valued products such as fishing baits (45%) and krill meal for aquaculture (43%). Approximately 12% of the total krill catch is used for direct human consumption as food (whole or processed).

In May 2011, NSF International, an independent, not-for-profit organization that provides standards development, product certification, auditing, education and risk management for public health and the environment, completed a review of key environmental claims for Neptune and the marine derived products manufactured by Neptune. The audit performed by NSF International was conducted to ensure clarity and conformance with the strict criteria of the International Organization for Standardization (ISO) 14021: Environmental labels and declaration, as well as U.S. Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing Claims. Based on the results of the audit, Neptune was approved by NSF International to make the following five claims: (i) Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respects the annual capture quota of the CCAMLR, (ii) Neptune obtains krill from fisheries that use only mid-water trawl , which reduces the impact on other species as by-catch, (iii) Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations, (iv) Neptune’s OceanExtract™ patented process recycles 99% of the extraction solvent used during the manufacture of Neptune Krill oils, and (v) Neptune only uses krill that is 100% traceable to the source of capture.

In May 2012, following an audit by an auditor recognized by FOS, Neptune became entitled to use the “Friend of the Sea” environmental certification. Neptune can use the “Friend of the Sea” logo on the krill oil products that it manufactures. FOS is an internationally recognized organization which verifies the sustainable origin of marine products. The logo provides an effective way to communicate environmental performance customers and Neptune successfully obtained FOS certification by complying with strict krill sustainability criteria. The “Friend of the Sea” certification can be granted when, among other things, the audit confirms that stocks are not overfished, endangered species are not caught, fishing does not impact the seabed, and the company gradually reduces its carbon footprint. The “Friend of the Sea” certification can also be extended to distributors that can prove that Neptune is their sole krill oil provider. Once audited, they can include the “Friend of the Sea” logo on their packaging and marketing material.

Manufacturing and Facilities

Before the incident that destroyed Neptune’s sole manufacturing facility, located on Pepin Street in Sherbrooke, Quebec, Canada, on November 8, 2012, Neptune produced all of its products at such plant. Neptune plans to rebuild an operational production facility. As its first choice, Neptune intends to reconstruct an operational plant by overhauling the expansion facility that was under construction adjacent to the former plant and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions will be required to bring the facility to an operational state. On May 28, 2013, Neptune announced that it has commenced the reconstruction project, using the expansion facility. In addition to receiving the necessary permits to begin work, the Corporation has engaged an engineering firm and architect and has also recently hired a new plant manager. Upon completion, which is expected before the end of Neptune’s current fiscal year, the facility is expected to have the capacity to produce more than 150,000 kilograms of Neptune krill oil (NKO®) per year. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers’ safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan to allow for the operation of the new plant in a timely manner. The commodity krill oil currently sold by Neptune is produced in collaboration with third parties. See “Recent Developments”.

Neptune also leases office space in facilities located at 545, Promenade du Centropolis, in Laval, Quebec since October 1, 2012.

Sales/Distribution

Neptune sells its krill oil products in bulk oil or in capsules to multiple distributors, who commercialize these products under their private label in different market segments, including health food stores, mass (food and drug), direct sales (multi-level marketing, internet, catalogue, radio) and via healthcare professional recommendation. The encapsulation process is subcontracted to third parties in Canada, the United States, Asia and Europe. While the Corporation may have purchase orders in place with approximately 40 to 50 different distributors at any one time, the majority of the Corporation’s sales are concentrated with a relatively small group of distributors. As at February 28, 2013, five customers represented 88% (2012 – 73%) of total trade accounts receivable of the Corporation. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation has a significant concentration of its accounts receivable and revenue from a limited number of distributors.” In addition, the agreements between Neptune and its distributors contain certain customary indemnification provisions with respect to liability incurred from claims resulting from items that are the responsibility of the distributor, such as encapsulation or packaging.

ONEMIA® is being distributed in the United States by Acasti to physicians, who then can either provide it to their patients directly or via a website by using a dedicated medical food access code. Acasti also makes ONEMIA® available via distributors and behind-the-counter in pharmacies. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution through its network of dispensing physicians under its own brand name. Acasti intends to make ONEMIA® available via additional distributors and behind-the-counter in more pharmacies in the United States and to secure distribution partners to commercialize ONEMIA® outside of the United States. Revenues of Acasti for the fiscal years ended February 28, 2013 and February 29, 2012 were all derived from the sale of ONEMIA® and amounted to approximately $724,000 and $10,000, respectively. During its fiscal year ended February 28, 2013, more than 90% of sales of ONEMIA® were made through Acasti’s distribution partner in the United States and the remaining 10% came from direct sales by Acasti. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation may not be able to further penetrate core or new markets.”

During the 2013 fiscal year, approximately 34% (2012 – 41%) of Neptune’s sales were made to customers in the United States, 6% to customers in Europe, 15% to customers in Australia, 32% to customers in Japan and 12% to customers in Canada. Sales of Neptune products for the fiscal year ended February 28, 2013 amounted to $25,863,612, an increase from $19,123,798 for the fiscal year ended February 29, 2012. Neptune’s sales are not cyclical or seasonal.

Intellectual Property

It is an important part of our business to obtain intellectual property protection for our technology, products, applications and processes and/or to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position. We have confidence in our patents and will continue to take all appropriate actions needed to protect our intellectual property rights in the United States and elsewhere in the world as required.

The Corporation has a firm policy to protect its intellectual property rights, including its patents, trademarks and trade secrets, through legal action. Certain of Neptune’s competitors have been marketing, advertising and selling finished krill-based products which we believe infringe on patents owned by Neptune or for which Neptune has exclusive rights. Neptune is taking legal actions against those companies in order to protect its intellectual property and its business. See “Risk Factors - Risks Related to the Corporation’s Intellectual Property - A failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.”

Brand Names and Trademarks

Neptune has filed and registered the trademarks OPA 3™ and NKO® in over thirty countries and has filed numerous trademark applications in various jurisdictions. Neptune OceanExtract™ and NKA™ are other trademarks of Neptune.

NKO® distributors use private labels with the NKO® logo displayed on them and with names and trademarks pre-approved by Neptune.

Acasti has applied in many countries of the world for trademark protection of CaPre®, and has filed for U.S. trademark protection of ONEMIA®. Acasti also is the owner of the trademark BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada and the United States. The trademark CaPre® is now registered in Canada, the United States, the European Union, Australia and China.

Patents

Neptune owns the following portfolio of patents, which are grouped in three main patent families and filed in various jurisdictions worldwide, including the United States, Canada, Japan, Australia and Europe:

Patent Family Description	Description	WO (PCT) Application Number & U.S. Patent Number(s)	Expiration Date of the Patent Family	Number of Patents Worldwide

Novel Phospholipid/Flavonoid	Composition of Matter	WO2003/011873 US8,030,348; US8,278,351; US8,383,675	WO 2003/011873 Family –2022 US8,030,348 term adjusted to 2024	5

Cardiovascular Neurological Health	Method of Use	WO2002/102394 US8,057,825	WO 2002/102394 Family - 2022 US8,057,825 term adjusted to 2025	22

Extraction Process	Process	WO2000/023546 US6,800,299	2019	32

*	One of Neptune’s European patents, EP1,417,211, was revoked on April 9, 2013.

In Canada, the United States and Europe, a patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process. Certain of the Corporation’s issued patents face challenges by third parties, such as re-examinations in the United States and opposition proceedings before the European and Australian Patent Offices. See the section “Legal Proceedings and Regulatory Actions.

Licensing Arrangements

Even though the Corporation uses, for its production, its own process technology, the Corporation also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke, or the University, in the Province of Quebec. The license agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses.

The license agreement clearly stipulates that the Corporation shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the Corporation. This clause is significantly important. The license agreement also stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the University. Thus, the Corporation, for a period of 24 months following any such improvement and/or modification and/or enhancement by the University, has the right to enter into an exclusive license agreement with the University with respect to any such improvement and/or modification and/or enhancement. No such improvement and/or modification and/or enhancement have been, to this date, reported to the Corporation by the University.

The license agreement may be terminated (i) by way of agreement between the University and the Corporation; (ii) in the event of a default by the Corporation or the University; (iii) in the event of the insolvency or bankruptcy of the Corporation; or (iv) if the Corporation ceases to carry on its activities in the normal course of business.

The Corporation also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses like krill among others and from an option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, or other crustaceans, conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Corporation, this price was contested by the researcher but has remained the same based on the decision of the Quebec Court of appeal rendered in January 2010. See “Business of the Corporation - Economic Dependence/Litigation”.

The Corporation has undertaken to pay an annual commission to a Corporation controlled by Mr. Henri Harland for services rendered as well as for the transfer in February 2001 to the Corporation of the license rights with the

University, including the right of first refusal and of the option to purchase the intellectual property rights. This royalty of 1% on any sales and on other income of the Corporation is for an indeterminate period of time and it shall be paid semi-annually and disbursement of such royalty payment per year will not be superior to the Corporation’s net earnings before interest, taxes, depreciation and amortization (EBITDA).

Terms of the License Granted to Acasti

In August 2008, Neptune granted to Acasti a license to rights on its intellectual property portfolio related to cardiovascular pharmaceutical applications. This license allows Acasti to exploit the subject intellectual property rights in order to develop novel APIs into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the API, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The following table summarizes the patent applications related to Acasti’s license from Neptune.

Patent description	US Patent #		Expiration Date of the Patent	Holder

Composition of Matter (NATURAL PHOSPHOLIPIDS OF MARINE ORIGIN CONTAINING FLAVONOIDS AND POLYUNSATURATED PHOSPHOLIPIDS AND THEIR USES)	US8,030,348	(1)	2022	Neptune

Method of Use for Dyslipidemia (KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT)	US8,057,825		2022	Neptune

Method of Extraction (METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES)	US6,800,299		2020	Neptune (Licensee)

Note:
(1)	Two continuations also stem from U.S. Pat. 8,030,348 (U.S. Pat. 8,278,351 and 8,383,675).

The license agreement provides that the products developed by Acasti must comply with the ranges specified in the license agreement pertaining to the concentration of phospholipids.

Acasti is obligated under the license agreement to pay Neptune, until the expiration of Neptune’s licensed patents, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of Acasti’s net sales and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents, which is currently expected to occur in 2022, the license agreement will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. Notwithstanding the above, the license agreement provides for minimum royalty payments as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its option right to develop products for the over-the-counter market pursuant to the license); year 5 - $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the license agreement, which is August 7, 2008.

On December 4, 2012, Acasti announced that it entered into a prepayment agreement with Neptune pursuant to which Acasti exercised its option under the license agreement to pay in advance all of the future royalties payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15.5 million, which Acasti intends to pay through the issuance of 6,750,000 Class A Shares of Acasti, issuable at a price of $2.30 per share, upon the exercise of a warrant issued to Neptune.

The prepayment agreement and the issuance of the Class A shares to Neptune upon the exercise of the warrant are subject to the final approval of the TSXV and the approval of the disinterested shareholders of Acasti at the next annual meeting of shareholders of Acasti, which is scheduled to occur on June 27, 2013.

Pursuant to the terms and conditions of the license agreement, Acasti is required, at Neptune’s option, to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the license agreement is available on SEDAR at www.sedar.com.

Terms of the License Granted to NeuroBio

In 2008, Neptune also entered into a license agreement that provides NeuroBio the same rights and obligations as provided to Acasti. See “Business of the Corporation - Intellectual Property - Licensing Arrangements - Terms of the License Granted to Acasti”. Pursuant to the license agreement, NeuroBio is permitted to use the licensed intellectual property rights solely for the development, distribution and sale of products for use in the human neurological field (all conditions, abnormalities and/or diseases related to cognitive function and/or affective and/or neurological systems).

The patents subject to the license with NeuroBio are the following:

Patent description	International Patent Publication #	Exclusivity
Composition of Matter	WO 2003/011873	2024
Method of Use	WO 2002/102394	2024
Method of Extraction	WO 2000/023546	2020

NeuroBio is obligated under the license to pay Neptune until the expiration of the licensed patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of NeuroBio’s gross margin; and (b) 20% of revenues from sub-licenses granted by NeuroBio to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license agreement will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. In addition, the license provides for minimum royalty payments notwithstanding the above of: years 1 and 2 - nil; year 3 - $50,000; year 4 - $200,000; year 5 - $300,000; year 6 - $900,000 and year 7 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the license, October 15, 2008.

NeuroBio has the option to pay future royalties in advance, in cash or through the issuance of shares, in whole or in part, based on an established economic model contained in the license. NeuroBio can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties. In addition, at Neptune’s option, NeuroBio is required to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license.

A copy of the NeuroBio license agreement is available on SEDAR at www.sedar.com.

Regulatory Environment

Commercial products developed or under development by Neptune, directly or through its subsidiaries, can be categorized as ingredients to be used in foods, dietary supplements, medical foods, natural health products or as APIs to be used in drug products.

Those ingredients may qualify as “novel foods” or “new dietary ingredients”, depending on final applications and countries where they are or will be marketed. Generally speaking, novel foods are defined as food substances that do not have a prior history of safe use or result from a process previously not used for foods. Similarly, a new dietary ingredient refers to a substance not previously used as a dietary supplement in humans prior to October 15, 1994. In the United States, the FDA (Center for Food Safety and Applied Nutrition) regulates matters associated with the safety of ingredients for use in food and dietary supplements. Any substance intentionally added to food is a food additive, thus requiring approval by the FDA, unless the substance is “Generally Recognized As Safe”, or GRAS, under the conditions of its intended use, or unless the use of the substance is otherwise excluded from the definition of a food additive. GRAS status may be achieved through a voluntary notification procedure. A mandatory notification process for a “new dietary ingredient” is also in place according to the U.S. Food, Drug, and Cosmetic Act which requires that manufacturers and distributors who wish to market dietary supplements that contain new dietary ingredients notify the FDA.

In Canada, novel foods are regulated by the Novel Foods Regulation (under the Food and Drugs Act) which requires that a notification be made to the Health Products and Food Branch prior to the marketing or advertising of a novel food in the Canadian marketplace. Natural health products (equivalent to dietary or food supplements) sold in Canada are subject to the Natural Health Products Regulations, which came into force on January 1, 2004. All natural health products must have a product license before they can be sold in Canada, which requires applicants to gather and provide detailed information about the quality, safety and efficacy of ingredients to be used for assessment and pre-market approval. Manufacturing facilities located in Canada and producing omega-3 supplements are subject to regulation by the Canadian Food Inspection Agency.

In Europe, the legislation governing nutritional supplements is enacted and enforced by each individual country’s governmental authorities. In an effort to harmonize the often differing regulations of its member states, the European Union adopted in 2002 the Food Supplements Directive. This directive seeks to harmonize the rules governing the composition, labelling and marketing of nutritional supplements throughout the European Union. The Food Supplements Directive outlines a specific process and timetable for the member states to bring their domestic legislation in line with the directive’s provisions. The directive, upon recommendation by the European Food Safety Authority, or EFSA, specifies what nutrients and nutrient sources may be used, identifies the levels at which these nutrients may be found in a supplement and the labelling and other information which must be provided on packaging.

APIs developed or under development by Acasti and NeuroBio are regulated through different procedures and requirements. In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada. In the United States, drugs and biological product candidates are subject to regulation and premarket approval by the FDA (Center for Drug Evaluation and Research or Center for Biologies Evaluation and Research). It is also possible that such products would be regulated in Canada as natural health products pursuant to the Natural Health Products Regulations.

In Europe, the European Medicines Agency, or EMA, is the regulatory agency which controls all aspects of the development, manufacture and commercialization of drug products for the countries of the European Union. Each country of the European Union also has its own national regulatory agency which works under the umbrella of the EMA.

These laws and regulations in Canada, the United States and Europe require the licensing of manufacturing and contract research facilities, carefully controlled research and testing of product candidates and governmental review and approval of results prior to marketing therapeutic product candidates. Additionally, they require adherence to good laboratory practices for pre-clinical safety testing in animals, good clinical practices during clinical testing and good manufacturing practices during production. The systems of new drug approvals in Canada, the United States and the European Union are generally considered to be among the most rigorous in the world.

In general, the steps required for approval of a new drug in Canada, the United States and Europe are:

1. Research

Prior to preclinical studies, a research phase takes place which involves characterization of the physical chemical properties and biological activity of the product. This is often followed by evaluation of efficacy in animal models.

2. Preclinical Studies

Preclinical studies involve evaluations of animal pharmacology and toxicity, pharmacokinetics and metabolism of a drug in animals to provide evidence of the safety, bioavailability and activity of the drug in animals. The results of these studies as well as the comprehensive descriptions of proposed human clinical studies are then submitted as part of the IND application to the FDA, its Canadian equivalent, a Clinical Trial Application, to Health Canada, or its European equivalent, an Investigational Medicinal Product Dossier, to the EMA.

3. Clinical Trials

Phase I Clinical Trials: Phase I clinical trials are usually first-in-man trials and take from a few months to two years to complete. They are generally conducted on a small number of healthy human subjects to evaluate the drug’s safety, schedule and dose, pharmacokinetics and pharmacodynamics.

Phase II Clinical Trials: Phase II clinical trials usually take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (compared to Phase III) suffering from the targeted condition or disease to determine the drug’s efficacy, optimal doses, treatment regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. Phase II clinical trials often include randomization of patients as well as a placebo arm.

Phase III Clinical Trials: Phase III clinical trials usually take approximately two to five years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. These studies usually include randomization of patients, a placebo arm and blinding of both patients and investigators at geographically dispersed test sites (multi-centre trials) to establish clinical safety effectiveness.

New Drug Application: Upon completion of the Phase III clinical studies, the Corporation sponsoring the new drug then assembles all the pre-clinical, clinical and manufacturing data and submits it to the FDA, Health Canada or the EMA as part of a New Drug Application in the United States, a New Drug Submission in Canada or a Market Authorization Application in Europe, respectively. The submission or application is then reviewed by the regulatory body for approval to market the product candidate. This process usually takes six months to two years to complete. However, there is no assurance of approval.

Obtained regulatory approvals, permits and authorizations:

Neptune has obtained the following regulatory approvals, permits and authorizations:

•	European Food Safety Authority (EFSA) has approved NKO® as food for particular nutritional use (PARNUTS) for commercialization in the European Union.

•	European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.

•	NKO® was the subject of a Generally Recognized as Safe (GRAS) notification to the FDA as a food ingredient in the United States to which the FDA did not object.

•	NKO® has obtained approval as a Complementary Medicine from the Therapeutic Good Administration (TGA) in Australia.

•	NKO® has a natural product number (NPN) issued by Health Canada.

•	Health claims in Canada - Multiple claims for health benefits of NKO® approved by NHPD (7 claims).

Competition

General

The nutraceutical and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products and therapies similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products.

For instance, Aker BioMarine ASA, a Norway-based corporation that is in the business of harvesting and commercializing marine ingredients, launched a krill oil product under the brand name SuperbaTM in 2009. Enzymotec Ltd., an Israel-based biotechnology corporation, is also a krill oil supplier. These companies and others may develop and introduce products and processes competitive with ours.

Acasti’s potential competitors in the United States, Europe and Asia include large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular biopharmaceutical companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza®, a prescription only omega-3 fatty acid indicated for patients with very high triglycerides, and Abbott Laboratories, which currently markets Tricor and Trilipix, prescription drugs indicated for the treatment of very high triglycerides and mixed dyslipidemia. In addition, in July 2012, the FDA approved Vascepa™, a prescription drug developed by Amarin Corporation plc, as an adjunct to diet to reduce triglyceride levels in adult patients with severe (triglycerides greater than or equal to 500mg/dL) hypertriglyceridemia (very high triglycerides). The active ingredient in Vascepa™ is an ester form of EPA.

Also, we are aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 which is being developed by Omthera Pharmaceuticals, Inc. and an omega-3 based drug candidate for hypertriglyceridemia being developed by Trygg Pharma, a joint venture 50% owned by the Aker BioMarine Group. We also believe that certain other pharmaceutical companies are developing potential treatments for inflammatory and metabolic diseases based on omega-3 fatty acids. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation’s industry is subject to rapid technological change and competition.”

Employees

As at the date of this AIF, Neptune, along with Acasti and NeuroBio, has approximately 78 employees (51 full-time and 27 part-time) working at its business offices in Laval and in Sherbrooke, where Neptune intends to reconstruct an operational plant. We believe that Neptune employees possess specialized skills and knowledge in the following fields, which are valuable assets of the Corporation: (i) marine biomasses, (ii) marine oil extraction processes, (iii) scientific issues, (iv) commercialization and business development, (v) intellectual property protection, (vi) legal matters, (vii) clinical validation of biological therapeutic properties, (viii) quality assurance/quality control, (ix) regulatory compliance related to the Corporation’s operations, and (x) industrialization. Neptune is not a party to any collective bargaining agreement.Neptune considers its relations with its employees to be good and its operations have never been interrupted as the result of a labor dispute.

Economic Dependence/Litigation

Economic Dependence

Neptune has recovered certain inventory of krill and has made purchases of commodity krill oil on the market. In the normal course, when its production plant is operational, Neptune sources the krill used in the manufacturing of its products generally from three suppliers. Neptune considers its relationship with its suppliers to be good and believes it is not dependent upon any of these suppliers since alternative sources of krill supply are readily available. See “Business of the Corporation - Supply of Krill”.

Litigation

University of Sherbrooke

In early 2001, Neptune acquired the rights to an exclusive and irrevocable worldwide license agreement with the University of Sherbrooke, or the University, in the Province of Quebec, on a patent related to an extraction process belonging to the University. The license applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses. On August 18, 2004, the Corporation notified the University of its intention to exercise its $275,000 purchase option relating to the intellectual property. On August 23, 2004, University researchers filed an injunction against Neptune and the University demanding cancellation of the purchase option granted to Neptune by the University. In December 2008, a ruling was rendered against the Corporation. The judge determined that the Corporation had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Corporation, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property.

Following the December 2008 judgement, Neptune appealed the ruling and requested an immediate stay of its execution. In January 2010, the Quebec Court of Appeal ruled in favor of the Corporation confirming in its ruling the Neptune’s right to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Corporation had exercised its option in August 18, 2004 and rejected all royalty claims to the exception of $36,000 plus interests of $11,000, for a total of $47,000 (for a grand total of $358,000 including the purchase price).

On December 21, 2011, the Corporation received a motion filed by the University, the worldwide registered owner of patents relating to the extraction process licensed to the Corporation, asking the Court to order the transfer of the intellectual property to Neptune for the purchase price of $358,000 set by the 2010 Quebec Court of Appeal ruling, as well as to order Neptune to pay the University $206,100 for the maintenance fees of the intellectual property. The case is currently pending and no trial dates have been set.

US Nutraceuticals LLC

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based Corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000. On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set.

Aker Biomarine ASA and others

On November 13, 2009, Neptune filed a patent infringement lawsuit against Aker BioMarine ASA, Jedwards International, Inc and Virgin Antartic LLC, asserting its U.S. patent relating to a method of extraction of total lipids fractions from Krill. Neptune alleges that the Defendants have used solvents for the extraction of their krill oil, which are covered by the patent (US6,800,299) licensed to Neptune. As of the date of this AIF, the case is still pending before the federal district court in Massachusetts.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc. and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the ’348patent.

On October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. All proceedings in this action are stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation’s opinion, not patentable inventions since the Corporation marketed its NKO® krill oil product many years before Aker filed its patents in Australia.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely be, pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

Enzymotec Limited and others

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Enzymotec Limited and Azantis Inc. filed a motion to dismiss for alleged lack of personal jurisdiction. The proceedings have been stayed for the reasons mentioned above.

On October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the

Corporation’s US patent 8,278,351 and for damages. All proceedings in this action are stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

Rimfrost USA and others

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimforst USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has not yet been stayed but will most likely pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

European Patent #1417211

On March 9, 2010, Neptune filed an appeal with the European Patent Office’s Board of Appeal contesting a 2009 decision of the European Patent Office regarding the European composition of phospholipids and use patent #1417211. On April 9, 2013, the European Opposition Board dismissed Neptune’s appeal and the European patent EP1,417,211 was revoked.

ITC Complaint

On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013. The ITC has indicated that the evidentiary hearing will commence on December 10, 2013. The initial determination on alleged violation will be rendered on March 17, 2014 and will be immediately enforced, even if there is an appeal.

Class Action Suit

On December 20, 2012, the Corporation was informed that it and certain of its officers had been named as defendants in a purported class action lawsuit filed by a US law firm on December 19, 2012 in the United States District Court for the Southern District of New York. The complaint charged the Corporation and certain of its officers with alleged violations of the Securities Exchange Act of 1934. The complaint was served on the Corporation and the Defendants on February 15, 2013 and filed on behalf of all persons and entities who purchased the common stock of Neptune during a specified period. In May 2013, the case was voluntarily dismissed by the plaintiffs without prejudice.

Sub-contractor suit

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 incident and the plaintiff is seeking monetary relief, for an amount of approximately $38,000, for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

RISK FACTORS

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this AIF and the other information in our publicly filed documents before investing in securities of the Corporation. If any of the following risks actually occurs, the Corporation’s business, financial condition, liquidity, results of operation and prospects could be materially harmed. Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Risks Related to the Corporation’s Business

The Corporation faces risks relating to the incident at Neptune’s production plant, including risks associated with the execution of its Plan.

The Corporation faces risks relating to the incident at Neptune’s production plant, including risks associated with the execution of its Plan. Such specific risks, which are in addition to or increase the risks that Neptune generally faces, include, without limitation, the risk that:

•	despite its best efforts, Neptune will not be able to continue to successfully commercialize Neptune Krill Oil™ products and that its market share of krill oil products will erode;

•	Neptune may receive less insurance coverage than expected;

•	future uncertainties may compromise Neptune’s ability to achieve the implementation of the Plan, on time or at all;

•	Neptune will not be able to generate sufficient revenue even despite a successful execution of the Plan;

•	Neptune will not be able to enter into third party supply and production agreements in a timely manner on terms favourable to Neptune;

•	Neptune will not be able to maintain sufficient inventory levels nor meet customer demands as a result of the failure to enter into third party supply and production agreements;

•	the investigation surrounding the incident at the production facility could be delayed and that the results from the investigation could have a negative impact on the Plan;

•	governmental authorities may not support Neptune’s reconstruction plan in a manner and within the timing desired by Neptune or that they will not grant all authorizations required to resume the plant operations;

•	additional inspection or work reveal damages that have not yet been assessed to the expansion facility that was under construction and that is intended to form part of Neptune’s future operational production facility;

•	Neptune may face environmental liability, either as a result of environmental contamination that cannot currently be assessed resulting from the incident;

•	Neptune will not succeed in restoring its production capacities of krill oil products as projected;

•	Neptune will not be able to maintain its projected use of the remaining net proceeds from its recent public offering for the purposes identified in Neptune’s prospectus dated September 19, 2012;

•	Neptune will not be able to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources as may be required for the completion of the expansion project of Neptune’s manufacturing facility;

•	Neptune’s financial performance deteriorate as a result of the incident or that Neptune be forced to allocate funds to cover costs or expenses arising out of unexpected events;

•	Neptune will not be able to continue to invest as planned in product development and clinical trials, or the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;

•	despite its best efforts, Neptune will not be able to attract or retain skilled labour and key management personnel;

•	due to the incident, lawsuits may be brought against Neptune by the government or third parties, including claims for liability, and that Neptune’s insurance liability coverage not cover fully or at all losses that may arise from such lawsuits or claims; and

•	Neptune may face intensified competition while it does not have an operational production facility.

Such risks, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

The Corporation has a history of net losses and the Corporation may never achieve profitability.

The Corporation has been reporting losses since the Corporation’s inception and, as at February 28, 2013, the Corporation has an accumulated deficit of $45,457,773. It is expected that the Corporation will continue to generate losses until income from product sales generate sufficient revenues to fund Neptune’s and its subsidiaries’ continuing operations, including research and product development, which the Corporation cannot assure you will occur in the near term or at all.

The Corporation’s success depends largely on the commercialization of krill oil products, including NKO® and EKO™.

Until the Corporation resumes production of NKO® and EKO™, the Corporation’s success depends on its ability to continue making sales of commodity krill oil. See “Recent Developments”, “Business of the Corporation - Overview” and “Business of the Corporation - Sales/Distribution”. The Corporation’s ability to generate revenues following the resumption of NKO® and EKO™’s production is expected to be primarily based on the commercialization success of NKO® and EKO™. The overall commercialization success of Neptune’s krill oil products, including NKO® and EKO™, depends on several factors, including:

•	continued market acceptance of Neptune’s krill oil products by the nutraceutical market and medical community;

•	the amount of resources devoted by the Corporation’s distribution partners to continue the commercialization efforts of Neptune’s krill oil products in our core geographic markets;

•	maintaining supply agreements to ensure the availability of krill in order to produce sufficient krill oil to meet the order demands of the Corporation’s distribution partners for Neptune’s krill oil products;

•	receipt of regulatory approvals for Neptune’s krill oil products from regulatory agencies in certain territories in which the Corporation wishes to expand its commercialization efforts;

•	the number of competitors in the Corporation’s market; and

•	protecting and enforcing the Corporation’s intellectual property and avoiding patent infringement claims.

Although the Corporation is developing other products that contain krill, all of them are at earlier stages of development and none of them may reach the clinical trial phase, obtain regulatory approval or, even if approved, be successfully commercialized.

The Corporation relies on third parties for the supply of raw materials and the distribution and commercialization of its products and such reliance may adversely affect the Corporation if the third parties are unable or unwilling to fulfill their obligations.

Part of the Corporation’s strategy is to enter into and maintain arrangements with third parties related to the development, clinical testing, marketing, distribution and commercialization of its products. The Corporation’s revenues are dependent on the successful efforts of these third parties, including the efforts of the Corporation’s distribution partners. Entering into strategic relationships can be a complex process and the interests of the Corporation’s distribution partners may not be or remain aligned with the Corporation’s interests. Some of the Corporation’s current and future distribution partners may decide to compete with the Corporation, refuse or be unable to fulfill or honour their contractual obligations to the Corporation, or change their plans to reduce their commitment to, or even abandon, their relationships with the Corporation. There can be no assurance that our distribution partners will market the Corporation’s products successfully or that any such third-party collaboration will be on favourable terms. The Corporation may not be able to control the amount and timing of resources the Corporation’s distribution partners devote to the Corporation’s products. In addition, the Corporation may incur liabilities relating to the distribution and commercialization by its distributors of its krill oil products. While the agreements with such distributors generally include customary indemnification provisions indemnifying the Corporation for liabilities relating to the encapsulation or packaging of its krill oil products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with the Corporation’s distributors handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

The Corporation has a significant concentration of its accounts receivable and revenue from a limited number of distributors.

As at February 28, 2013, five distributors represented 88% of total trade accounts receivable of the Corporation. During the year ended February 28, 2013, the Corporation realized sales from the nutraceutical segment equalling $12,059,685 from two distributors. Sales to these distributors represented 31.7% and 14.9% of the Corporation’s consolidated sales. Agreements with these or other significant distribution partners may be terminated or altered by them unilaterally in certain circumstances. Any adverse change in the relationship with the Corporation’s principal distributors could have a material adverse effect on the Corporation’s business, consolidated results of operations, financial condition and cash flows.

The Corporation may be unable to manage its growth efficiently.

The Corporation’s future financial performance and its ability to commercialize its products and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Corporation must be able to resume and increase its production capabilities, hire, train and integrate additional management, and potentially administer internal sales and marketing personnel on an effective and efficient basis. Even after completion of the reconstruction of Neptune’s production facility, there can be no guarantee that the Corporation will be able to meet the product order demands of its distributors.

The Corporation may not be able to accomplish any of the above actions, and its failure to do so could prevent it from successfully growing. Any increase in resources devoted to manufacturing, research, product development and sales, marketing and distribution efforts without a corresponding increase in the Corporation’s operational, financial and management information systems could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may not be able to further penetrate core or new markets.

If the Corporation fails to further penetrate its core markets and existing geographic markets or expand its business into new markets, the growth in sales of the Corporation’s products, along with the Corporation’s operating results, could be negatively impacted. The Corporation’s ability to further penetrate its core markets and existing geographic markets or to expand its business into additional countries in Europe, Asia or elsewhere, to the extent the Corporation believes that it has identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond the Corporation’s control. The Corporation cannot assure that its efforts to increase market penetration in its core markets and existing geographic markets will be successful. The Corporation’s failure to do so could have a material adverse effect on the Corporation’s operating results.

The Corporation must attract and retain skilled labor in order to maintain and increase its business.

The Corporation’s ability to resume its production operations and sustain and expand its business depends in part on its ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Demand for these workers is currently high and the supply is limited, particularly in the case of skilled and experienced machinists and engineers. The Corporation will be required to retain additional skilled workers upon the completion of the reconstruction of its manufacturing facility. Further, the Corporation may be faced with increased training costs and reduced productivity as it trains new employees hired to meet the Corporation’s krill oil production needs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in the Corporation’s skilled labor force, increases in the rates of wages it must pay or both. If the Corporation’s compensation costs increase or it cannot attract and retain skilled labor, including engineers and machinists, the Corporation’s earnings could be reduced, and production capacity and growth potential could be impaired.

The Corporation may not be able to attract, hire and retain key management and personnel.

We depend substantially on our ability to hire, train, motivate and retain high quality personnel, especially our scientists and management team. Particularly, in light of the limited number of employees that cover our numerous programs and key functions, if we are unable to retain existing personnel or identify or hire additional personnel, we may not be able to research, develop, commercialize or market our products and product candidates as expected or on a timely basis and we may not be able to adequately support current and future alliances with strategic partners.

Furthermore, if we were to lose key management personnel, such as Henri Harland, our President and Chief Executive Officer, we would lose a portion of our institutional knowledge and technical know-how, potentially causing a substantial delay in one or more of our development programs until adequate replacement personnel could be hired and trained. Mr. Harland has been President and Chief Executive Officer of the Corporation since its incorporation on October 9, 1998. He is the founder of the Corporation and has been involved in krill research project since 1991. Other than our stock option plan, we have not adopted any policies or entered into any agreements specifically designed to motivate officers or other employees to remain with us. We do not have key man life insurance policies on the lives of most of our key personnel, including Henri Harland.

The Corporation’s current and future clinical trials may prove unsuccessful or be delayed by certain factors.

The Corporation is not able to predict the results of pre-clinical and clinical testing of its product candidates. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a product candidate will prove to be safe or effective in humans. Further, preclinical and clinical data may not be sufficient to support approval to commercialize a product. Pre-clinical and clinical data must be developed under strict regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of a product. In addition, success in one stage of testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. Further, clinical trials require the enrollment of patients and the Corporation may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of its products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

For example, Acasti is developing CaPre®, a prescription drug candidate being developed to address the treatment of hypertriglyceridemia. CaPre® is currently being evaluated in two Phase II clinical trials. The Corporation’s ability to commercialize any of its products, including CaPre®, is dependent upon the success of product development efforts and the success of clinical studies. If these clinical trials and product development efforts fail to produce satisfactory results, or if the Corporation is unable to maintain the financial and operational capability to complete these development efforts, it may be unable to generate revenues for this and other product candidates.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Share prices of biotechnology companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations. Unfavourable results or negative perceptions regarding the results of pre-clinical or clinical trials for any of the Corporation’s product candidates currently under development could cause the Corporation’s share price to decline significantly.

The Corporation may not achieve its publicly announced milestones on time.

From time to time, the Corporation publicly announces the timing of certain events it expects to occur. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as completion of the reconstruction of an operating production plant, completion of a clinical program, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of certain products or product candidates, or announcement of additional clinical programs for a product candidate may ultimately vary from what is publicly disclosed. For example, CaPre®, Acasti’s leading drug candidate, is currently being evaluated in two Phase II clinical trials. The Corporation cannot assure that the clinical trials for CaPre® or any other of the Corporation’s or its subsidiaries’ product candidates will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the manufacturing and launch of any of its products. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a distribution partner or any other event having the effect of delaying the publicly announced timeline. The Corporation undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the distribution of this AIF, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events could have a material adverse effect on the Corporation’s business plan, financial condition or operating results.

The Corporation may require additional funding and may not be able to raise the capital necessary to fund all or part of its capital requirements.

The Corporation may require substantial additional funds to resume and increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. The Corporation may seek additional funding for these purposes through public or private equity or debt financing, joint venture arrangements, and collaborative arrangements with other pharmaceutical companies, and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms or at all to enable us to continue and complete the research and development of our product candidates and their successful commercialization. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research and development programs or seek financial support from one of its strategic partners or from third-parties who may require that the Corporation waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation.

The Corporation’s subsidiaries are subject to risks affecting emerging biopharmaceutical companies.

The Corporation’s subsidiaries are subject to risks affecting emerging biopharmaceutical companies. For example, Acasti’s prospects depend entirely on the success of CaPre®, which is still in clinical development, and Acasti may not be able to obtain required regulatory approvals for CaPre® or to generate revenues from CaPre®. Acasti may be unable to develop alternative product candidates and even if Acasti receives regulatory approval for CaPre®, Acasti still may not be able to successfully commercialize it and the revenue that Acasti generates from its sales, if any, may be limited. Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of CaPre® for any indications could occur. Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Acasti relies on third parties to conduct its clinical trials for CaPre® and its supply of krill oil for commercial supply and clinical trials is dependent upon relationships with other third party manufacturers and key suppliers since Neptune’s production plant was destroyed. Acasti relies on third parties for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations. For a complete description of such risks, see the “Risk Factors” section in Acasti’s annual information form dated May 29, 2013, available on SEDAR at www.sedar.com.

If product liability lawsuits are brought against the Corporation, they could result in costly and time-consuming litigation and significant liabilities.

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. The Corporation’s products may be found to be, or to contain substances that are, harmful to the health of its consumers. This sort of finding may expose the Corporation to substantial risk of litigation and liability and/or for the Corporation to discontinue production of certain products.

The Corporation has a product liability insurance, renewable on an annual basis, to cover civil liability claims relating to its products in an amount equal to $5,000,000 per year for all such claims. The Corporation also maintains a quality-assurance process that is QMP (Quality Management Program) certified by the Canadian Food Inspection Agency. However, this coverage may not insure against all claims made.

Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unfavourable to the Corporation. There can be no assurance that the Corporation will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Corporation’s future products and product candidates. Furthermore, a product liability claim could tarnish the Corporation’s reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against the Corporation or the withdrawal of a product from the market could have a materially adverse effect on the Corporation’s business or its financial condition.

The Corporation may be adversely affected by environmental and safety regulations or concerns.

The Corporation’s krill oil extraction process involves the use of certain hazardous materials, including acetone. The Corporation is subject to Canadian federal, provincial and municipal laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. In the event of an accident that involves hazardous materials, the Corporation could be held liable for damages, which could exceed the resources of the Corporation. There can be no assurance that the Corporation will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future legislative or regulatory requirements. The Corporation currently has no immediate plans for major capital expenditures in respect of environmental protection installations.

The Corporation will be required to obtain a permit from the Minister of Environment Quebec that will allow it to produce in excess of the 100,000 kilograms currently permitted. We may not be successful in obtaining such permit on favourable terms or at all, or in a timely manner. Any of the foregoing could have a material adverse effect on our business, operations and financial condition.

The Corporation is dependent on third parties to obtain certain raw materials necessary to develop and produce its products.

The Corporation depends on third parties to obtain certain raw materials necessary to develop and produce its products. If the Corporation is no longer able to obtain raw materials, including krill or commodity krill oil, from one or more of its suppliers on terms reasonable to the Corporation or at all, the Corporation’s revenues could suffer. This could also have a significant impact on the Corporation’s capacity to complete certain of its current research and development projects and, accordingly, would negatively affect its projected commercial and financial growth. In addition, a significant increase in the price of raw materials that cannot be passed on to the Corporation’s distributors could have a material adverse effect on the Corporation’s results of operations and financial condition. While potential alternative suppliers of raw materials may be identified, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the Corporation’s ability to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

The Corporation’s industry is subject to rapid technological change and competition.

The Corporation operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Corporation’s products, product candidates or technologies non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Corporation or its product candidates. Scientific and technological developments and regulatory requirements may, within a relatively short timeframe, render the products and processes developed or planned by the Corporation obsolete.

Competition in the health and nutrition industry and in the pharmaceutical sector is extremely intense. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products similar to the Corporation’s products and product candidates. The Corporation competes with companies that produce similar or identical products or that proposes different approaches to the separation or purification of components of krill.

For instance, Aker BioMarine ASA, a Norway-based corporation that is in the business of harvesting and commercializing marine ingredients, launched a krill oil product under the brand name SuperbaTM in 2009. Enzymotec Ltd., an Israel-based biotechnology corporation, is also a krill oil supplier. These companies and others may develop and introduce products and processes competitive with ours. Acasti’s potential competitors in the United States, Europe and Asia include large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular biopharmaceutical companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 for patients with severe hypertriglyceridemia, Abbott Laboratories, which currently markets Tricor and Trilipix (both fibrates) and Niaspan (niacin) for treatment of severe hypertriglyceridemia, and Amarin Corporation, which currently markets Vascepa, an ethyl-ester form of EPA, for the treatment of patients with severe hypertriglyceridemia. In March 2011, Pronova BioPharma Norge AS, which owns the patents for Lovaza, entered into an agreement with Apotex Corp. and Apotex Inc. to settle their patent litigation in the United States related to Lovaza. Pursuant to the terms of the settlement agreement, Pronova granted Apotex a license to enter the U.S. market with a generic version of Lovaza in the first quarter of 2015, or earlier, depending on circumstances. As a result, Acasti expects Apotex to compete against it as well. Other companies are also seeking to introduce generic versions of Lovaza. In addition, Acasti is aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 (comprised of 55% EPA and 20% DHA) being developed by Omthera Pharmaceuticals, which in April 2012 announced its top-line Phase 3 clinical trial results and indicated that it plans to submit an NDA during 2013 for the treatment of hypertriglyceridemia. On May 28, 2013, London-based AstraZeneca PLC announced that it has entered into a definitive agreement to acquire Omthera Pharmaceuticals. Acasti believes other emerging biopharmaceutical companies are also developing potential treatments for hypertriglyceridemia based on omega-3 fatty acids, but Acasti is unaware of the development stage of their product candidates. CaPre® may also face competition from omega-3 dietary supplements that are available without a prescription.

These and other competitors may have greater resources than the Corporation. Accordingly, no assurance can be given that products developed by these other companies or their technology will not affect the Corporation’s ability to compete in the nutraceutical market. There is a risk that one or more of the Corporation’s competitors may develop more effective or more affordable products than the Corporation, or may achieve earlier patent protection or product commercialization that the Corporation, or that such competitors will commercialize products that will render the Corporation’s product candidates obsolete, possibly before the Corporation is able to commercialize them.

The Corporation is subject to foreign currency fluctuations.

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk relates to the portion of the Corporation’s business transactions denominated in currencies other than the Canadian dollar. During the fiscal year ended February 28, 2013, approximately 86% of the Corporation’s revenues were in United States dollars and 6% were in Euros, while the vast majority of its costs were in Canadian dollars. If the values of foreign currencies including the United States dollar and Euro fluctuate significantly more than expected in the foreign exchange markets, the Corporation’s operating results and financial condition may be adversely affected.

The Corporation uses hedging strategies to a limited extent by entering into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. Significant fluctuations in the rate of exchange could adversely affect the Corporation’s financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar or Canadian dollar.

The Corporation may be negatively impacted by the value of its intangible assets.

The Corporation is required to review the carrying value of its intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, the Corporation adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. Any write-down of intangible assets may have a material adverse effect on the Corporation’s results of operations in the period in which the write-down occurs.

Risks Related to the Corporation’s Intellectual Property

The Corporation’s commercial success depends, in part, on its intellectual property rights.

The Corporation’s success depends in part on its ability to develop products, obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Corporation’s exclusive rights or those granted to it under license. The Corporation has filed and is actively pursuing patent applications in Canada, the United States, Europe and elsewhere. The patent position of pharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. The Corporation does not know whether all of its pending patent applications will be granted and whether the Corporation will be able to develop other patentable proprietary technology and/or products. Furthermore, the Corporation cannot be completely certain that its existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, the Corporation cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Corporation from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Corporation or invent or have invented other products based on the Corporation’s patented products.

If third-party licenses are required, the Corporation may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, the Corporation could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Corporation from developing, manufacturing or selling certain products. In addition, the Corporation could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

In some cases, the Corporation cannot determine with any certainty whether it has priority of invention in relation to any new product or new process covered by a patent application or if it was the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that the Corporation’s patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, a significant part of the Corporation’s technological know-how constitutes trade secrets. The Corporation requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of the Corporation’s trade secrets, know-how or other proprietary information.

Claims that the Corporation’s technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of management and key personnel, which in turn could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.

A failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.

The Corporation will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. The Corporation tries to protect its intellectual property position by, among other things, filing patent applications related to its proprietary technologies, inventions and improvements that are important to the development of its business.

The Corporation is a plaintiff in multiple ongoing patent infringement cases with several parties. For instance, on October 4, 2011, the Corporation filed a complaint in the US District Court for the District of Delaware against Aker BioMarine ASA, Aker BioMarine Antarctic USA Inc. and Schiff Nutrition International Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, the parties filed counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Corporation’s patents are invalidated or found to be unenforceable, it would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Corporation the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Corporation from developing its product candidates, selling its products or commercializing its patented technology. As a result, patents that the Corporation owns may not allow it to exploit the rights conferred by its intellectual property protection.

The Corporation also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Corporation tries to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as its current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to the Corporation’s competitors. It is possible that a competitor will make unauthorized use of such information, and that the Corporation’s competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from the Corporation’s business. If any intellectual property right were to be infringed by, disclosed to or independently developed by a competitor, the Corporation’s competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject the Corporation to significant liabilities, could put one or more of its patents at risk of being invalidated or interpreted narrowly, could put one or more of its pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert the Corporation’s research, technical and management personnel from their normal responsibilities.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation’s confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide the Corporation’s competitors with access to its proprietary information and may harm its competitive position.

Risks Related to the Corporation’s Industry

The Corporation is subject to significant government regulations.

The research, development, production and commercialization of the Corporation’s products is generally subject to comprehensive regulations under legislation and regulations enforced by Health Canada and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the FDA in the United States. See “Business of the Corporation - Regulatory Environment”. These regulations may require the (i) approval of manufacturing facilities, including adhering to GMPs during the production, storage, controlled research and quality testing of products, (ii) review and approval of applications to establish the safety and efficacy of the product for each marketing claim sought, and (iii) the control of marketing activities. The process of obtaining required approvals (such as from the FDA and Health Canada) can be costly, time consuming and without guaranteed certainty of approval. Regulatory authorities may change processes, laws, regulations and policies related to product development or commercialization and business operations and require the Corporation to make changes to the product, its claims or its operations. The Corporation could encounter difficulties or incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its new products.

In December 2006, the U.S. Congress passed legislation requiring companies that manufacture or distribute dietary supplements to report serious adverse events allegedly associated with their products to the FDA and institute recordkeeping procedures for all alleged adverse events (serious and non-serious). The legislation requires manufacturers and distributors of dietary supplements to report to the FDA any serious adverse event reports received, even if the party making the report provides no medical or other information to the manufacturer or distributor. There is a risk that consumers, the press or government regulators could misinterpret adverse event reports as evidence of causation by the ingredient or product complained of, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things. Distribution of the Corporation’s products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Corporation will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect.

Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Corporation’s operations, its financial situation and its operating results.

Neptune’s majority owned subsidiaries, Acasti and NeuroBio, are developing products and product candidates for the pharmaceutical market. Products intended for therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. See “Business of the Corporation - Regulatory Environment”. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Corporation to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Corporation’s pharmaceutical product candidates will be approved by any regulatory agency on a timely basis, or at all. Regulatory approval in Canada, Europe and the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Corporation’s pharmaceutical products, the Corporation’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of pharmaceutical products in Canada, the United States and other countries where the Corporation markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising and labelling of products and the reporting of adverse events. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Corporation and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

The global regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. The Corporation’s existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

The Corporation is heavily dependent on the export of products to the United States. The FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that the Corporation’s products may not have full access to the U.S. market and poses additional risks to the Corporation’s business.

The market for the Corporation’s products has not been fully defined.

The Corporation believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of the Corporation’s products. Therefore, there can be no assurance that any of the Corporation’s products in development or products recently launched will achieve market acceptance.

The degree of market acceptance for the Corporation’s products and those of its customers will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of the Corporation’s nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by the Corporation.

Legislative or regulatory reform of the health care system may adversely affect the Corporation’s business and financial condition.

The Corporation’s revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and the Corporation expects that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. In Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. To the extent the Corporation succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Corporation may not be able to obtain prices for its products under development that will make them commercially viable.

Risks Related to the Corporation’s Securities

The following risk factors apply with respect to the securities of the Corporation.

The price of the Corporation’s shares may fluctuate.

Market prices for securities in general, and that of pharmaceutical and nutraceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, patent infringement claims (whether brought by the Corporation against third parties or claimed against the Corporation), exclusive rights obtained by the Corporation or others, results of pre-clinical and clinical studies by the Corporation or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products and dietary supplements, future sales of securities by the Corporation or its shareholders and many other factors could have considerable effects on the price of the Corporation’s securities.

The market price of the Corporation’s shares could decline as a result of future issuances or actual or potential sales.

The market price of the common shares could decline as a result of future issuances by the Corporation or sales by its existing holders of common shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for Neptune to sell equity securities at a time and price that Neptune deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

The market price of the Corporation’s shares could decline as a result of operating results falling below the expectations of investors or fluctuations in operating results each quarter.

The Corporation’s revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Corporation’s common shares. The Corporation’s revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the Corporation’s share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize the Corporation’s products;

•	the outcome of any litigation;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties; and

•	failure to introduce the Corporation’s products to the market in a manner that generates anticipated revenues.

If the Corporation’s quarterly operating results fall below the expectations of investors or securities analysts, the price of the Corporation’s common shares could decline substantially. Furthermore, any quarterly fluctuations in the Corporation’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

The Corporation does not currently intend to pay any cash dividends on its common shares in the foreseeable future.

The Corporation has never paid any cash dividends on its common shares. The Corporation does not anticipate paying any cash dividends on its common shares in the foreseeable future because, among other reasons, the Corporation currently intends to retain any future earnings to finance its business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Corporation’s general financial condition and other factors the board of directors of the Corporation may consider appropriate in the circumstances. Until the Corporation pays cash dividends, which it may never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

There can be no assurance that an active market for the Corporation’s securities will be sustained.

There can be no assurance that an active market for Neptune’s securities will be sustained. Holders of securities of the Corporation may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the securities of the Corporation at any given point in time may not accurately reflect the long-term value of the Corporation. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the securities may result and adversely affect the liquidity of the market for the securities of the Corporation.

Other factors unrelated to the performance of the Corporation that may have an effect on the price and liquidity of its securities include: extent of analytical coverage; lessening in trading volume and general market interest in the securities; the size of the Corporation’s public float; and any event resulting in a delisting of securities.

The Corporation’s shareholder rights plan and certain Canadian laws could delay or deter a change of control.

The Corporation’s shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions. See “Description of the Share Capital - Shareholder Rights Plan”.

The Investment Canada Act (Canada) subjects an acquisition of control of a Corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The Corporation may pursue opportunities or transactions that may adversely affect its business and financial condition.

Management of Neptune, in the ordinary course of Neptune’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Neptune by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing products, significant distribution arrangements, the sale of all of the shares of Neptune and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the securities of the Corporation. Neptune’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of Neptune are doing so at a time when Neptune is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the securities of the Corporation.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Corporation’s ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. The Corporation may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Corporation’s business and financial condition.

Risks Related to the Corporation’s Status as a Foreign Private Issuer

As a foreign private issuer, the Corporation is subject to different U.S. Securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s common shares must be either directly or indirectly owned by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Corporation’s common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

U.S. investors may be unable to enforce certain judgments.

Neptune is a Corporation existing under the Business Corporations Act (Québec). A number of the Corporation’s directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of the Corporation’s assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by United States courts of any judgment obtained against the Corporation or any of the Corporation’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the United States federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

DIVIDENDS

The Corporation does not anticipate paying any dividend on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying dividends.

On September 5, 2012, a prospectus qualifying the distribution of 2,000,000 Class A subordinate voting shares and 4,000,000 Series 2011-1 warrants of NeuroBio held by Neptune by way of a dividend-in-kind was filed with Canadian securities regulatory authorities. Payment of the dividend occurred on October 31, 2012. See “General Development of the Business - Recent Developments”.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Corporation is comprised of an unlimited number of common shares, or Common Shares, and an unlimited number of preferred shares, or Preferred Shares, issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Corporation created the “Series A Preferred Shares”, which are non-voting shares.

As at May 17, 2013 (date of record for the Corporation’s next annual and special meeting of shareholders), there were a total of (i) 60,109,730 Common Shares and no Preferred Shares issued and outstanding, (ii) 1,000,002 warrants to purchase Common Shares issued and outstanding, and (iii) 8,543,918 options to purchase Common Shares issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

Shareholder Rights Plan

On May 26, 2010, the Corporation entered into a shareholder rights plan agreement, or “Rights Plan”. The Rights Plan entitles a holder of rights (other than the Acquiring Person, as defined below, or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) to purchase our Common Shares at a discount of 50% to the market price upon a person becoming an “Acquiring Person”, subject to certain exceptions and the terms and conditions set out in the Rights Plan. An “Acquiring Person” is defined in the Rights Plan as a beneficial owner of 20% or more of our Common Shares. The Rights Plan is subject to shareholders’ approval every three years in order to remain in effect. On May 9, 2013, the board of directors of the Corporation has approved to reconfirm the Rights Plan. Shareholders will be asked at their next annual meeting on June 27, 2013 to consider and, if deemed advisable, to pass a resolution to ratify, confirm and approve the adoption of the Rights Plan and all rights issuable pursuant to the Rights Plan. In order to implement the Rights Plan, we issued one right in respect of each Common Share outstanding as of 5:01 p.m. (Montreal time) on May 26, 2010, the “Effective Date”. One right will also be issued and attached to each subsequently issued Common Share. The rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable after the “Separation Time”. The “Separation Time” is the close of business on the tenth business day following the earliest of:

(a)	the date of the first public announcement or disclosure made by us or an Acquiring Person that a person has become an Acquiring Person;

(b)	the date of the commencement of, or first public announcement of the intent of any person to commence, a take-over bid (other than a Permitted Bid (as defined in the Rights Plan) or a Competing Permitted Bid (as defined in the Rights Plan) by any person for our Common Shares;

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or

(d)	such later date as may be determined by the board of directors.

After the time at which a person becomes an Acquiring Person, and subject to the terms and conditions set out in the Rights Plan, each right would, upon exercise, entitle a rights holder, other than the Acquiring Person and related parties, to purchase Common Shares at a 50% discount to the market price at the time.

Under the Rights Plan, a “Permitted Bid” is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

A copy of the Rights Plan is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

The Corporation’s Common Shares are listed and posted for trading on (i) the Toronto Stock Exchange, or TSX, under the symbol “NTB”, and (ii) The NASDAQ Stock Market, or NASDAQ, under the symbol “NEPT”.

Trading Prices and Volumes for Neptune

The price ranges and trading volume of Corporation’s Common Shares for the most recently completed financial year on the TSX and the NASDAQ was as follows:

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume (daily average)	High	Low	Volume (daily average)
February 2013	2.84	2.46	25, 856	2.85	2.40	184, 150
January 2013	2.95	1.66	128, 133	2.95	1.67	472, 183
December 2012	2.99	1.59	104, 748	3.00	1.62	537, 661
November 2012	4.05	2.10	83, 446	4.05	2.11	312, 261
October 2012	4.30	3.09	95, 125	4.35	3.11	336, 381
September 2012	4.88	3.82	63, 083	5.04	3.88	365, 527
August 2012	4.99	4.26	58, 420	5.08	4.30	277, 845
July 2012	5.05	4.37	95, 912	5.14	4.26	430, 165
June 2012	4.99	3.30	110, 392	4.88	3.18	393, 327
May 2012	4.02	2.95	71, 956	3.95	2.70	252, 101
April 2012	3.53	2.82	26, 647	3.64	2.81	120, 056
March 2012	3.20	2.78	31, 414	3.25	2.80	62, 031

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding of Directors

The following table sets forth each director and executive officer’s name, province and country of residence, his/her principal occupation, including the committees of the Board, the year in which he or she first became a director, as at the date of this annual information form. All members of the Board of Directors herein below will hold their positions until the next annual meeting of shareholders of the Corporation.

Name and Province and Country of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as a Director of the Corporation
Henri Harland(3) Québec, Canada	President and Chief Executive Officer of the Corporation	Director, President and Chief Executive Officer of the Corporation	1998

Ronald Denis(1,2,3) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director and Chairman of the Board of the Corporation	2000

Daniel Perry(1,2,3) France	President/Manager Société ADG 7 Tours	Director of the Corporation	2000

Michel Chartrand(3,4) Québec, Canada	Chief Operating Officer of the Corporation	Director of the Corporation	2006

Jean-Claude Debard(1,2,3) France	President of M Motors Automobiles France	Director of the Corporation	2009

Harlan W. Waksal(3) New York, United States	Vice-President, Business and Scientific Affairs at Acasti	Director	2012

Tina Sampalis, M.D., Ph.D. Québec, Canada	Chief Global Strategy Officer of the Corporation	Chief Global Strategy Officer of the Corporation	—

André Godin Québec, Canada	Chief Financial Officer of the Corporation	Chief Financial Officer	—

(1)	Member of the Audit Committee of the Corporation
(2)	Member of the Compensation Committee of the Corporation
(3)	Member of the Governance Committee of the Corporation
(4)	M. Chartrand ceased to act as Chief Operating Officer of the Corporation on January 28, 2013.

As of February 28, 2013, the directors and executive officers of the Corporation, as a group, beneficially owned or exercised control or direction over approximately 4,037,377 (6.72%) of the outstanding Common Shares of Neptune.

Following are brief biographies of Neptune’s directors and executive officers:

Mr. Henri Harland – Director, Chief Executive Officer and President

Mr. Henri Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Harland has been a director, President and Chief Executive Officer of the Corporation since its incorporation on October 9, 1998. He is the founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has held the position of President and Chief Executive Officer of Gestion Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

Dr. Ronald Denis – Chairman of the Board and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Michel Chartrand – Chief Operating Officer and Director

From September 12, 2011 until his resignation on January 28, 2013, Mr. Michel Chartrand joined the Corporation has its Chief Operating Officer. Before joining the Corporation, he was the Vice-President of Retail Partner Solutions at McKesson Canada between 2009 and 2011. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which included, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc.

Mr. Jean-Claude Debard – Director

Mr. Jean-Claude Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management.

Mr. Daniel Perry – Director

Since March 1993, Mr. Daniel Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal is the Vice-President, Business and Scientific Affairs at Acasti, the Corporation’s subsidiary. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Dr. Tina Sampalis M.D., Ph.D. – Chief Global Strategy Officer

Dr. Tina Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards for her work on the clinical implementation of retinols skin and breast cancer and for her work on scintimammography. U.S. and Canadian patent applications have been filed for the development and implementation of innovative micro-invasive and stereotactic robotic surgical techniques for breast cancer. Between May 2000 and June 2007, she has held the position of Vice-President of Research and Business Development and since June 2007 the position of Chief Scientific Officer of the Corporation. She has ceased to occupy this position following her nomination as Chief Global Strategy Officer of the Corporation, which was announced on May 25, 2012.

Mr. André Godin – Chief Financial Officer

Mr. André Godin, C.A., has a Bachelor in Administration and has been a Member of the Canadian Institute of Chartered Accountants since 1988. He has more than 10 years experience in the Biotech/Pharma industry as former President of a Dietary Supplement Corporation and as a Corporate Controller for a pharmaceutical Corporation in OTC products. Mr. Godin has been Vice-President, Administration and Finance for Neptune since 2003 before his nomination as Chief Financial Officer in 2012.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

To the knowledge of Neptune, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Corporation to be contemplated, except in regards of what is mentioned in the section “Business of the Corporation - Economic Dependence/Litigation”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for what is stated below, none of the insiders of the Corporation, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Corporation’s most recently completed financial year and for the three (3) last completed financial years.

The Corporation entered into an agreement with a company controlled by Mr. Henri Harland, as of February 23, 2001, calling for royalties to be paid in semi-annual instalments equal to 1% of the Corporation’s annual revenues, for an unlimited period. Each year disbursement of royalties cannot exceed net annual earnings before interest, taxes and amortization. For the financial year ended February 28, 2013, $268,046 in royalties on sales is payable in cash by the Corporation. See “Business of the Corporation - Intellectual Property – Licensing Arrangements”.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

MATERIAL CONTRACTS

The Corporation has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for Technology License Agreement with Acasti on August 7, 2008 and Technology License Agreement with NeuroBio on October 15, 2008. See “Business of the Corporation - Intellectual Property”.

INTEREST OF EXPERTS

KPMG LLP (“KPMG”) has audited our consolidated financial statements for the years ended February 28, 2013 and February 29, 2012. KPMG is independent with respect to Neptune Technologies & Bioressources Inc., Acasti Pharma Inc. and NeuroBioPharm Inc. within the meaning of the relevant rules and related interpretation prescribed by the releveant professional bodies in Canada.

REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of 3 members of the Board of Directors. Dr. Ronald Denis, Mr. Daniel Perry, and Mr. Jean-Claude Debard are the directors that seat on the Audit Committee. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Mr. Michel Chartrand ceased to be a member of the Audit Committee on September 12, 2011, following his nomination as the Corporation’s Chief Operating Officer.

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee of the Corporation that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Dr. Ronald Denis – Dr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Mr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand IFRS.

Jean-Claude Debard – Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand IFRS.

Daniel Perry – Since March 1993, Mr. Perry is General Manager of a corporation operating a recreational/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent. Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand IFRS.

External Auditor Fees

Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, help for establishing interim financial statements and related matters. During the fiscal year ended February 28, 2013, KPMG LLP, the Corporation’s external auditors, billed $280,000 to the Corporation, respectively $185,000 for the Corporation, $35,000 for Acasti and $60,000 for NeuroBio ($30,000 for the year ended February 28, 2013 and $30,000 for the year ended February 29, 2012), for audit fees. During the fiscal year ended February 29, 2012, these fees were $267,000 to the Corporation, respectively $195,000 for the Corporation, $40,000 for Acasti and $32,000 for NeuroBio (for the year ended February 28, 2011).

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 28, 2013, KPMG LLP, the Corporation’s external auditors, billed $272,000 to the Corporation, respectively $168,000 for the Corporation (prospectus filings and accounting consultations), $33,500 for Acasti (prospectus filing and accounting consultations) and $70,500 for NeuroBio (prospectus filing and accounting consultations).

For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $170,750 to the Corporation, respectively $82,500 for the Corporation (F10 registration statement and IFRS consultations), $30,750 for Acasti (IFRS consultations, translation) and $57,500 for NeuroBio (preliminary prospectus).

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, the Corporation’s external auditors, billed a total of $52,500 to the Corporation, respectively $40,000 for the

Corporation, $7,500 for Acasti and $5,000 for NeuroBio, for tax fees for fiscal year ended February 28, 2013 and a total of $56,000 to the Corporation, respectively $47,500 for the Corporation and $7,000 for Acasti and $1,500 for NeuroBio the fiscal period ended February 29, 2012. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 28, 2013 and February 29, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may also be found on the SEDAR website at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s Management Proxy Circular dated May 22, 2013 and available on SEDAR. Additional financial information is also provided in our financial statements and MD&A for the most recently completed financial year.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.	The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.	The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.	Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions, if considered necessary, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.	Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered professional accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.	Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.	Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

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5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:

(a)	that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)	that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation

The Committee shall:

1.	Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.	Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.	Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under Toronto Stock Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

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4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.	Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.	Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.

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